UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 22 August 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Results |

Q2 2013 results in
line with guidance
JOHANNESBURG. 22 August
2013, Gold Fields Limited (NYSE &
JSE: GFI) today announced a net
loss from continuing operations for
the June 2013 quarter of US$129
million compared with earnings of
US$27 million in the March 2013
quarter and US$105 million in the
June 2012 quarter. In Rand terms
the net loss for the June 2013
quarter of R1,169 million compared
with earnings of R236 million in the
March 2013 quarter and R837
million in the June 2012 quarter.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
SAFETY
It is with deep regret that we report that one of our colleagues was fatally injured after a fall of ground accident at a destress section at South Deep during the quarter. This was after a period of 3,923,208 shifts and 805 days without a fatality at South
Deep. Following this incident the practice of manual support-drilling in the hanging wall of destress sections has been stopped and a new standard implemented Group-wide whereby all drilling is now remotely operated. Elsewhere, Cerro Corona maintained its record of being lost time injury free since September 2011 and Damang achieved a full year without a lost time injury. Work place injuries of any nature are unacceptable and the safety of our people is not negotiable. We will not mine if we cannot mine safely.
FINANCIAL RESULTS
Gold Fields today reported a net loss from continuing operations of US$129 million (R1,169 million) or US$0.18 per share (159
SA cents per share) for the second quarter, largely resulting from non-recurring items of US$143 million (R1,318 million), of which US$127 million (R1,160 million) relates to impairment charges at Tarkwa and Damang. The impairment was driven by the recent decision to curtail all heap leach activities at Tarkwa and a revaluation of the ore stockpiles at Damang, given the lower gold prices prevailing. Another contributing factor to the quarterly loss was the lower revenue resulting from a decline in production and the lower average quarterly US dollar gold price achieved.

·     Attributable gold equivalent production decreased by 5 per cent from 477,000 ounces in the March quarter to 451,000 ounces in the June quarter, mainly due to the illegal strike action at Tarkwa and Damang;
·     The average quarterly US dollar gold price achieved decreased by 16 per cent from US$1,625 per ounce in the March quarter to US$1,372 per ounce in the June quarter;
·     Revenue declined by 21 per cent from US$805 million (R7,159 million) to US$637 million (R6,038 million); and
·     Net operating costs decreased by 1 per cent from US$401 million (R3,566 million) in the March quarter to US$397 million
      (R3,737 million) in the June quarter.
OPERATIONAL RESULTS AND GUIDANCE
Q2 F2013
F2013
F2013
Actual
Original Guidance
Updated Guidance
Production (000 ounces) 451 1,825 – 1,900 1,825 – 1,900
Cash costs (US$/oz) 857 860 830
Notional cash expenditure (NCE) (US$/oz) 1,239 1,360 1,240

Group production for the quarter at 451,000 ounces and for the year to date at 928,000 ounces, is supportive of our production guidance for the year at 1.825 million ounces to 1.900 million ounces, which we reaffirm.

As a consequence of the restructuring, rationalisation and aggressive cost cutting implemented since the beginning of the year, further capital and operating cost savings of approximately US$200 million, are expected for the full year 2013. This includes
US$50 million forecast to be saved on project capital. As a result of these savings, the cash cost and NCE guidance for the
Highlights
·
Gold production down 5 per cent to 451,000
equivalent attributable ounces, as anticipated
·
Total cash cost of US$857 per ounce and NCE of
US$1,239 per ounce
·
Loss of US$129 million incurred in the quarter due to
impairments and the lower gold price
·
All-in sustaining costs of US$1,416 per ounce and
total all-in cost of US$1,572 per ounce

| Gold Fields Results
year given in February 2013 has been reduced by approximately US$30 per ounce and US$120 per ounce, to US$830 per ounce and US$1,240 per ounce, respectively.

If the South Deep project, (which is a developing mine) and capitalised project costs are excluded from these figures, then cash costs are forecast at US$790 per ounce and NCE at US$1,110 per ounce; this indicates that the Group’s core operations are sustainable at current spot prices. The actual NCE of US$1,266 per ounce for the six months to June 2013 was lower than guidance for the full year of US$1,360 per ounce. NCE for the six months to December is forecast at US$1,180 per ounce. In addition, exploration costs and Far Southeast (FSE) project costs are forecast to be US$30 million lower than previously estimated.

The Group’s All-in sustaining costs (AISC) increased from US$1,303 per ounce (R372,509 per kilogram) in the March quarter to
US$1,416 per ounce (R428,392 per kilogram) in the June quarter. All-in costs (AIC) increased from US$1,476 per ounce
(R421,735 per kilogram) to US$1,572 per ounce (R475,577 per kilogram). These costs were determined in accordance with the new World Gold Council standard issued on 27 June 2013. Lower production and inventory impairments were the main reasons for the increase in costs, as previously mentioned (refer to page 7 for detail).

Excluding the impact of the once-off impairments, the Group’s AISC and AIC for the June quarter declined by two percent from
US$1,416 per ounce (R428,392 per kilogram) to US$1,280 per ounce (R387,271 per kilogram) and by three per cent from
US$1,572 per ounce (R475,577 per kilogram) to US$1,436 per ounce (R434,456 per kilogram) respectively.

At US$1,280 per ounce (R387,271 per kilogram) for the June quarter the normalised AISC was two per cent lower than the
US$1,308 per ounce (R344,315 per kilogram) achieved for the full year 2012. This reflects the initial results of the Group’s cost reduction programme and curtailment of marginal production.

Due to the significant decline in the gold price, the Group has made a loss for the quarter. Management and the Board are also concerned about gold price volatility in the short-term. As a result, the Gold Fields Board has deemed it prudent not to declare an interim dividend.

AGGRESSIVE COST CUTTING TO POSITION GOLD FIELDS FOR A LOWER GOLD PRICE ENVIRONMENT

Commencing with the 2012 Group-wide portfolio review aimed at achieving sustainable free cash flow generation, and the subsequent restructuring and rationalisation which commenced in late 2012, we have taken and are continuing to take a series of steps to reduce costs without negatively impacting underground development and surface stripping at the operations. This proactive stance on costs allowed us to respond effectively to the volatility in prices during the June quarter, which added impetus and greater urgency to the restructuring and rationalisation process.

While much work is still required to reposition the cost base of the company, considerable progress has been made with the following interventions:

·      The reduction of marginal mining in the Group commenced with the closure of the marginal heap leach operation at St Ives in Australia; the withdrawal from mining the low grade Main and Rajah ore bodies at Agnew, also in Australia; and the closure of the South Heap leach operations at Tarkwa in Ghana. All of these measures have had a positive impact on the costs of these operations. Further reductions in marginal mining are planned at the various operations as discussed below;

·      Restructuring and rightsizing of all operational and regional structures as well as the corporate office and the growth and international projects unit (GIP). This was accompanied by the introduction of a fit-for-purpose, low-cost, operating model and structure with full operational responsibility and accountability in capable and appropriately resourced regions. The number of employees, including contractors, world-wide has reduced by five per cent from 19,400 after the unbundling of
         Sibanye to 18,400 currently. Full time employees in the Group now number 9,900. The smaller corporate office, which has reduced its staff numbers from 110 to 56 people, is now narrowly focused on the Group functions of strategy, capital, growth, stakeholders, policies and standards, as well as compliance and reporting;

·      Corporate costs are now estimated at US$10 per ounce;

·       Rationalisation and prioritisation of all capital expenditure and, where appropriate, the deferral of expenditure in a manner that will not compromise the future integrity of the operations and ore bodies. Capital expenditure for the year is forecast at
         US$790 million compared with the previous guidance of US$970 million;

·      The Group’s greenfields exploration budget has been reduced from US$130 million in 2012 to US$80 million for 2013 and our scarce resources refocused on smaller, higher grade, less capital intensive projects, with only the most promising targets being advanced;

·      Near mine exploration expenditure has been cut from US$65 million in 2012 to approximately US$28 million in 2013;

·       The Tarkwa Expansion Phase 6 (TEP6) and both the Cerro Corona Oxides and Sulphides projects have been cancelled due to inadequate returns at current prices and due to capital rationing;

·      The burn-rate on all of the advanced stage international growth projects has been reduced significantly from US$128 million to US$84 million in 2013 as we prioritised spend. As a consequence of the rationalisation of our portfolio, certain projects have been earmarked for disposal. These include the Arctic Platinum Project (APP) in Finland, the Woodjam project in
        Canada and the Talas Copper/Gold project in Kyrgyzstan. The longer-term viability of our remaining projects is being reassessed in light of current low prices; and

·       Part of the rationalisation of our operations is based upon the assumption of a US$1,300 per ounce gold price for our 2013
         Resource and Reserve declaration instead of the US$1,500 per ounce used in 2012. This change will also flow through into the 2014 operational plans and further reduce marginal mining and focus on improving margins.

Gold Fields Results |

OPERATIONAL HEALTH CHECK AND ROAD MAP

GHANA

In the West Africa region the Tarkwa and Damang mines were affected by industrial action early in the June quarter, which resulted in a combined loss of approximately 21,700 ounces. Following significant interventions the situation at both mines has returned to normal.
Tarkwa
Tarkwa’s gold production for the quarter was 139,200 ounces compared with 170,100 in the previous quarter. The lower production was due to the illegal strike action and a temporary reduction in grade.

Tarkwa continues to be a world-class ore-body. Lower gold prices have necessitated a rationalisation of the operation by further reducing marginal production. Accordingly it has been decided to close the North heap leach operations by the end of 2013.
Heap leach recoveries have been steadily declining over the years and are now at around 55 per cent compared with recoveries in the CIL plant of 96 per cent. In our view the opportunity loss arising from the difference in recoveries cannot be ignored, particularly at lower gold prices. It was also decided not to advance the TEP6 project which had been under consideration for the past year as a possible solution for the treatment of the increasingly harder ore encountered as the open pits become deeper and recoveries from the heap leach operations decline. The decision not to proceed with the project was motivated by inadequate returns and capital rationing.

As a consequence, Tarkwa’s annual production profile is expected to be between 525,000 ounces and 550,000 ounces initially.
Early indications are that the cost profile should improve as a result of higher recoveries but more work is being done to quantify the impact. Further rationalisation opportunities at the mine are under review.

Damang
Damang’s managed gold production for the June quarter was 31,800 ounces compared with 43,300 ounces in the March quarter. As with Tarkwa, this was as a result of the industrial action, as well as the premature closure of the original Damang Pit due to safety concerns.

The existing Damang mine has effectively come to the end of its life following the withdrawal from the original Damang pit during the quarter. The mine is incurring losses and is cash negative due to inadequate volumes of high grade ore to feed the CIL plant, compounded by reduced availability of the plant due to its age. The plant is 17 years old, which is beyond its original anticipated life. Nonetheless, Damang has a large reserve base of four million ounces and a resource of eight million ounces. A dedicated project team has been assembled to determine if there are economic means to extract all or part of the remaining four million ounces. A decision on the future of Damang is expected by February 2014, which might include placing the mine on care and maintenance. In the interim, aggressive steps are being implemented to improve volumes, grade and plant availability in the short term, as a means of containing cash outflows.

AUSTRALIA
St Ives
St Ives produced 97,700 ounces of gold in the June quarter compared with 102,000 ounces in the March quarter. This reduction was mainly due to a planned maintenance closure of the Lefroy mill.

Significant operational restructuring has already taken place at St Ives and the operation is viable as is evidenced by the strong operating results. While St Ives is now securely positioned in the lowest cost quartile in Australia, further cost reductions and revenue enhancing measures are under review.

Agnew
At Agnew, gold production increased to 53,000 ounces from 43,700 ounces in the March quarter mainly due to higher grade and improved throughput as a result of increased tonnes treated from the Songvang open pit stockpiles.

The succesfull implementation of the fit-for-purpose, low-cost, operating model and structure focussed on sustainable cash generation, has set Agnew up to be a good asset in our portfolio for some years to come. Agnew is now one of the lowest cost producers in the Group and near the bottom of the lowest cost quartile in Australia. Our challenge is to maintain this excellent performance.

PERU
Cerro Corona

In the South America region Cerro Corona produced 70,000 gold equivalent ounces compared with 76,900 gold equivalent ounces in the March quarter. This decrease was mainly due to an expected decrease in gold and copper grades, in line with those published in the 2012 Reserve declaration, partially offset by an increase in gold and copper recoveries.

Cerro Corona is the lowest cost producer in the Group and one of the lowest cost producers in the industry. We believe that we can maintain this cost position for many years into the future.

Due to inadequate returns and capital rationing, it was decided not to advance the Sulphide Expansion project and the Oxides project at Cerro Corona. Instead of constructing a separate treatment facility for the existing oxide stockpiles, technologies are being tested that may make it possible to treat the Oxide material through the existing Sulphide circuits, if recovery rates are acceptable.

| Gold Fields Results
SOUTH AFRICA
South Deep
In the South Africa region the South Deep project increased its production by 23 per cent from 63,000 ounces (1,959 kilograms)
in the March quarter to 77,800 ounces (2,420 kilograms) in the June quarter. Noteworthy was a 23 per cent increase in total tonnes milled to a record 640,000 tonnes, a 51 per cent quarter-on-quarter improvement in development, as well as a 39 per cent improvement in destress mining, all of which are important for the project’s production build-up. This performance is evidence of the successful implementation of the new operating model which launched in November 2012.

Despite these notable improvements, the slower production build-up, along with the slower than anticipated build-up in destress mining, is unlikely to place the mine in a position to achieve its previous target of 700,000 ounces of annual production during
2016. In addition, the underground yield and mine call factor have been negatively impacted by logistical constraints which have resulted in a delay in moving the long-hole stoping tonnages from the working place to the shaft. Long-hole stoping currently comprises 30 per cent of mining volumes. The mine has thus recently adopted a new blasting protocol in the long-hole stopes as the previous protocol has generated excessive tonnes per blast which could not effectively be removed. The new protocol allows for more frequent blasting and cleaning of lesser tonnes per blast to alleviate the current cleaning and movement constraints. A comprehensive review is underway to determine the most realistic future production profile for this mine. Once this is completed a reassessment of the capital and cost base will follow. Our view is that a rationalisation of the cost base at
South Deep is required, given that the production build-up is likely to take longer and due to the lower gold price. We aim to provide further information on this review process by the end of the year.

If the current low gold price environment persists for a protracted period of time, it is unlikely that the South Deep project in its current configuration will achieve break-even by the end of this year as previously estimated.
EXPLORATION AND INTERNATIONAL GROWTH PROJECTS
With the announcement of the Group’s March quarter 2013 results on 10 May 2013, we reported that the Group’s growth activities were being significantly refocused, in line with the Group’s free cash flow objectives and the outcome of the Portfolio
Review announced on 14 February 2013. This process continued unabated during the second quarter, with a significant focus on the lowering of the burn-rate on all of the advanced stage international growth projects.

A prioritisation process has commenced on the project portfolio with a view to ranking our projects and determining which should continue to be advanced and which should be exited. This will allow the Group to concentrate on those assets which best fit the company’s objectives, have the best economic returns and are in jurisdictions considered attractive.

Accordingly, Gold Fields has appointed CIBC to explore strategic alternatives, including the possibility of a disposal, for the
Arctic Platinum project in Finland, while Jefferies International has been appointed to do the same for the Talas Copper Gold project in Kyrgyzstan. The Woodjam project in British Columbia, Canada, has also been earmarked for possible disposal.

At the Yanfolila project in Mali the de-risking programme continues according to plan. Government approval for the exploitation permit is expected during the September 2013 quarter and a decision on the future of the project is expected by early 2014.

At the Chucapaca project in Peru conceptual studies for different mining scenarios, including a smaller underground operation, as well as metallurgical test work and capital estimates to support these scenarios, are ongoing. This work is expected to be completed by the end of the year after which a decision will be made on the project’s future.

At the FSE project in the Philippines the project reached a significant milestone when the indigenous elders of the community voted in favour of the Free Prior Informed Consent (FPIC) for the project by an 84 per cent margin. The FPIC process is expected to be finalised by the end of September 2013 with the signing of a memorandum of agreement with the communities.
Thereafter the focus will shift to securing the Financial Technical Assistance Agreement (FTAA), which will enable Gold Fields to exercise its option to acquire an additional 20 per cent of the project, raising its stake to 60 per cent. Work is underway to determine the viability of a smaller, less capital intensive starter operation with a shorter timeline to production. This could entail a long-hole open stoping operation focusing initially on the higher grade portion of the ore body. This study is expected to take at least until June 2014.
CONCLUSION
While we remain positive on the medium term outlook for the gold price, we are concentrating our attention and efforts on current prices. We remain focused on cash generation rather than ounces for the sake of ounces, as is evidenced by our ongoing reduction of marginal mining and aggressive cost reductions. The objective is to retain the integrity of our operations and to position the Group for profitability at current spot gold prices.

Stock data
NYSE – (GFI)
Number of shares in issue
Range – Quarter
US$4.70 – US$7.70
– at end June 2013
736,562,241
Average Volume – Quarter
5,579,904 shares/day
– average for the quarter
735,823,756
JSE Limited – (GFI)
Free Float
100 per cent
Range – Quarter
ZAR53.33 – ZAR71.93
ADR Ratio
1:1
Average Volume – Quarter
4,511,307 shares/day
Bloomberg/Reuters GFISJ/GFLJ.J

Gold Fields Results |

UNITED STATES DOLLARS
Continuing Operations
Key statistics
SOUTH AFRICAN RAND
Six months to
Quarter
Quarter
Six months to
Restated*
June
2012
June
2013
Restated*
June
2012
March
2013
June
2013
June
2013
March
2013
Restated*
June
2012
June
2013
Restated*
June
2012
1,001
928
503                 477                 451
oz (000)
Gold produced*
kg
14,040
14,825             15,642           28,865
31,133
759
838
760                 819                857
$/oz
Total cash cost
R/kg
259,405
234,036           196,926          246,401
193,167
1,295
1,266
1,332               1,291            1,239
$/oz
Notional cash expenditure
R/kg
374,704
369,050            345,116         372,355
329,755
22,394
18,329
11,049               9,535             8,794
000                       Tonnes milled/treated                     000
8,794
9,535             11,049           18,329
22,394
1,630
1,503
1,582              1,625              1,372
$/oz                                   Revenue                               R/kg
418,108
464,549            409,857         442,082
414,956
36
44
37                  42                   45
$/tonne                    Operating costs                   R/tonne
425
375                 295                399
288
922
644
431                 404                240
$m                             Operating profit                             Rm
2,301
3,593               3,487             5,894
7,301
54
45
52                 50                   38
%                              Operating margin                               %
38
50                   52                  45
54
21
16
16                  21                  10
%                                   NCE margin                                    %
10
21                  16                  16
21
1,227
1,358
1,308             1,303              1,416
$/oz                    All-in sustaining costs#                 R/kg
428,392
372,509           338,862         399,460
318,019
1,449
1,522
1,539             1,476              1,572
$/oz                          Total all-in cost#                          R/kg
475,577
421,735            398,826        447,809
375,476
154
(102)
105                  27
(129)
$m                          Net (loss)/earnings
Rm
(1,169)
236                 837
(934)
1,218
21
(14)
15                   4
(18)
US c.p.s.
Net (loss)/earnings
SA c.p.s.
(159)
32                114
(127)
168
165
(57)
114                  28
(84)
$m                     Headline (loss)/earnings                   Rm
(763)
246                 911
(517)
1,308
23
(8)
18                    4
(12)
US c.p.s.
Headline (loss)/earnings
SA c.p.s.
(105)
34               125                (71)
181
178
32
118                  68
(36)
$m                  Normalised (loss)/earnings                Rm
(312)
608               941                  296
1,406
24
4
15                    9
(5)
US c.p.s.
Normalised (loss)/earnings
SA c.p.s.
(43)
83               129                    40
194
*
All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
#
As per the new World Gold Council Standard issued on 27 June 2013.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.6 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.
The June 2012 quarter and six months to June 2012 have been restated due to the adoption of IFRIC20.
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Results for the Group (continuing operations)

Safety

We regret to report that a fatal injury occurred at our South Deep operation during the quarter due to a fall of ground in a destress end whilst drilling in a hanging wall to provide support. All hand held drilling has since been stopped and drilling is now mechanised and operated remotely. This ended a run of 805 days and 3,923,208 shifts without a fatality at South Deep. The Group’s fatality injury frequency rate therefore regressed from zero in the March quarter to 0.09 in the
June quarter.

Cerro Corona continued to report zero lost time injuries (LTI’s) and has done so since September 2011. Damang has also achieved a full year without reporting any LTI’s.

Quarter ended 30 June 2013 compared with quarter
ended 31 March 2013

Revenue

Attributable equivalent gold production from continuing operations decreased by 5 per cent from 477,000 ounces in the March quarter to
451,000 ounces in the June quarter mainly due to the illegal strike at
Tarkwa and Damang, partially offset by an increase in production at
South Deep.

At the South Africa region, production at South Deep, increased by 23 per cent from 63,000 ounces (1,959 kilograms) to 77,800 ounces
(2,420 kilograms).

Attributable gold production at the West African operations decreased by 20 per cent from 192,100 ounces to 153,900 ounces. Attributable equivalent gold production at Cerro Corona in Peru, decreased by 9 per cent from 75,800 ounces to 69,000 ounces. At the Australian operations, gold production increased by 4 per cent from 145,700 ounces to 150,800 ounces.

| Gold Fields Results
At the South Africa region, production at South Deep, increased by 23 per cent from 63,000 ounces (1,959 kilograms) to 77,800 ounces
(2,420 kilograms), mainly due to a full quarter’s production in the current quarter with the extended Christmas break having affected the
March quarter.

At the West Africa region, lost production due to industrial action amounted to approximately 21,700 ounces. Managed gold production at Tarkwa decreased by 18 per cent from 170,100 ounces to 139,200 ounces, mainly due to industrial action and lower grade fed to the CIL plant arising from a temporary reduction in mining grade. At Damang, managed gold production decreased by 27 per cent from 43,300 ounces to 31,800 ounces due to a decrease in mining grade and yield exacerbated by a decrease in throughput due to the premature closure of the original Damang pit, as well as the industrial action.

At the South America region, total managed gold equivalent
production at Cerro Corona decreased as expected by 9 per cent from
76,900 equivalent ounces in the March quarter to 70,000 equivalent ounces in the June quarter. This decrease in production was mainly due to a decrease in gold and copper grades, partially offset by an increase in gold and copper recoveries.

At the Australasia region, St Ives’ gold production decreased as expected by 4 per cent from 102,000 ounces to 97,700 ounces mainly due to reduced throughput at the Lefroy mill following a planned maintenance closure during the June quarter. At Agnew, gold
production increased by 21 per cent from 43,700 ounces to 53,000 ounces mainly due to higher grade and increased throughput at the
Kim underground mine as well as increased tonnes treated from
Songvang open pit stockpiles.

The average quarterly US dollar gold price achieved by the Group decreased by 16 per cent from US$1,625 per ounce in the March quarter to US$1,372 per ounce in the June quarter. The average rand gold price decreased by 10 per cent from R464,549 per kilogram to
R418,108 per kilogram, while the average Australian dollar gold price decreased by 8 per cent from A$1,572 per ounce to A$1,452 per ounce. The average US dollar/Rand exchange rate weakened by 6 per cent from R8.89 in the March quarter to R9.41 in the June quarter.
The average Rand/Australian dollar exchange rate weakened by 2 per cent from R9.22 to R9.42. The average Australian/US dollar
exchange rate weakened by 4 per cent from A$1.00 = US$1.04 to
A$1.00 = US$1.00.

As a result of the above mentioned factors, revenue decreased by 21 per cent from US$805 million (R7,159 million) in the March quarter to
US$637 million (R6,038 million) in the June quarter.

Operating costs

Net operating costs decreased by 1 per cent from US$401 million
(R3,566 million) in the March quarter to US$397 million (R3,737 million) in the June quarter. Total cash cost increased by 5 per cent from US$819 per ounce (R234,036 per kilogram) to US$857 per
ounce (R259,405 per kilogram) due to the lower production partially offset by the decrease in net operating costs.

At the South Africa region, net operating costs at South Deep increased by 17 per cent from R679 million (US$76 million) to R797 million (US$85 million) and total cash cost decreased by 4 per cent from R339,969 per kilogram (US$1,189 per ounce) to R325,701 per kilogram (US$1,077 per ounce) due to the increase in production.

At the West Africa region, net operating costs decreased by 4 per cent from US$169 million (R1,500 million) to US$162 million (R1,525 million). This decrease in net operating costs was due to the lower production at both Tarkwa and Damang partially offset by a draw-
down of inventory at Damang in the June quarter compared with a build-up in the March quarter. Total cash cost at the West African operations increased by 18 per cent from US$810 per ounce to
US$953 per ounce due to the decrease in production partially offset by the decrease in net operating costs.

At Cerro Corona in South America, net operating costs decreased by
21 per cent from US$38 million (R333 million) to US$30 million (R283 million), mainly due to a decrease in the statutory workers
participation in profits and a gold-in-process credit to costs due to an increase in sulphide ore stockpiles linked to more ore mined than processed. Total cash cost decreased by 10 per cent from US$560 per ounce in the March quarter to US$503 per ounce in the June quarter due to the decrease in net operating costs, partially offset by the lower gold equivalent ounces sold.

At the Australasia region, net operating costs increased by 5 per cent from A$114 million (US$119 million) to A$120 million (US$120 million). At St Ives, the increase in costs was due to the increase in open pit ore production. At Agnew, the higher costs were due to increased processing costs and a draw-down of inventory in the June quarter compared with a build-up in the March quarter. Total cash cost for the region increased by 2 per cent from A$773 per ounce
(US$802 per ounce) to A$787 per ounce (US$788 per ounce) mainly due to the increased costs, partially offset by the increase in production.

Operating margin

Operating profit for the Group decreased by 41 per cent from US$404 million (R3,593 million) in the March quarter to US$240 million
(R2,301 million) in the June quarter due to the decrease in revenue.
The Group’s operating margin decreased from 50 per cent in the
March quarter to 38 per cent in the June quarter.

Amortisation

Amortisation for the Group increased by 4 per cent from US$137 million (R1,214 million) in the March quarter to US$143 million
(R1,345 million) in the June quarter, mainly due to the increased production at South Deep which attracts a higher amortisation charge per ounce produced than the other operations in the Group.

Other

Net interest paid for the Group increased from US$10 million (R92 million) in the March quarter to US$14 million (R128 million) in the
June quarter. In the June quarter interest paid of US$22 million (R203 million) was partially offset by interest received of US$3 million (R25 million) and interest capitalised of US$5 million (R50 million). In the
March quarter interest paid of US$19 million (R165 million) was partially offset by interest received of US$2 million (R22 million) and interest capitalised of US$7 million (R51 million).

The loss on share of results of associates after taxation for the Group decreased from US$9 million (R81 million) in the March quarter to
US$5 million (R50 million) in the June quarter. This decrease reflects the deliberate reduction in expenditure on the ongoing study and evaluation costs at the Far Southeast project (FSE), pending the granting of the FTAA by the Philippines government.

The gain on foreign exchange of US$13 million (R116 million) in the
June quarter compared with US$nil million (R1 million) in the March quarter. The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans.

The loss on financial instruments of US$4 million (R37 million) in the
June quarter compared with US$nil million (R1 million) in the March quarter. The loss in the June quarter mainly related to the South
Deep US dollar hedge which was entered into in the current quarter
(refer to page 22 for detail).

Share-based payments for the Group decreased from US$13 million
(R117 million) in the March quarter to US$12 million (R117 million) in the June quarter.

Other costs for the Group decreased from US$9 million (R84 million)
in the March quarter to US$8 million (R77 million) in the June quarter.

Exploration

Exploration expenditure decreased from US$24 million (R211 million)
in the March quarter to US$22 million (R203 million) in the June quarter. Refer to the Growth and International projects section on page 14 for more detail on exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs, which include Corporate development and strategic project costs as well as related general office costs in the various countries in which the Group conducts feasibility and evaluation studies, decreased from US$13 million (R118 million) in the
March quarter to US$12 million (R110 million) in the June quarter.

Gold Fields Results |

Refer to the Growth and International projects section on page 14 for more detail.

Non-recurring items

Non-recurring expenses increased from US$44 million (R390 million)
in the March quarter to US$143 million (R1,318 million) in the June quarter. The non-recurring expenses in the June quarter included mainly US$8 million (R76 million) relating to business process re-
engineering and restructuring costs across the Group and US$127 million (R1,160 million) relating to impairment costs at Tarkwa and
Damang.

As a result of the lower gold price the Tarkwa North heap leach inventory of 43,000 ounces has a net realisable value lower than cost.
Accordingly it has been decided to effect a full write-off of the accounting value of US$43 million (R392 million).

Further write-downs of assets are explained as follows: At Tarkwa a decision has been made to stop the North heap leach operations by the end of 2013. It is anticipated that, although stacking of fresh material will cease, rinsing of the existing heaps will continue through all, or part of 2014. In addition, stacking at the South heap leach ceased at the end of 2012. A decision has also been taken not to construct a new CIL plant at this time (TEP6 project) due to inadequate returns. The future Tarkwa operation, post 2013, will be constituted of a CIL plant processing 12 million tonnes per annum sourced from the required mine feed which is likely to be lower than current levels, reflecting the downsized operation.

As a consequence of these key strategic decisions made during the
June quarter, certain assets at the North and South heap leach facilities, predominantly crushing circuits and associated equipment will no longer be deployed either independently or in conjunction with
TEP6. Given the imminent cessation of Heap leach activities in their entirety, all associated Heap leach assets have been impaired to a net recoverable value of US$22 million, necessitating a write-down of
US$68 million (R611 million). Also due to the recent sharp decline in the gold price, run of mill stockpiles at Damang of US$16 million
(R147 million) have been fully written off.

The non-recurring expenses in the March quarter included US$5 million (R47 million) relating to business process re-engineering and restructuring costs mainly at South Deep and Tarkwa, as well as
US$36 million (R323 million) relating to costs incurred on the unbundling of Sibanye. The unbundling costs included US$24 million
(R209 million) which related to the refinancing of facilities in terms of the unbundling requirements.
Royalties

Government royalties for the Group decreased from US$28 million
(R247 million) in the March quarter to US$19 million (R178 million) in the June quarter mainly due to the lower revenue received on which royalties are calculated.

Taxation

Taxation for the Group decreased from US$83 million (R733 million)
in the March quarter to US$7 million (R90 million) in the June quarter, in line with the lower profit before taxation.

Earnings

The net loss attributable to owners of the parent amounted to US$129 million (R1,169 million) or US$0.18 per share (159 SA cents per share) in the June quarter, compared with net earnings of US$27 million (R236 million) or US$0.04 per share (32 SA cents per share) in the March quarter.

Headline losses amounted to US$84 million (R763 million) or US$0.12 per share (105 SA cents per share) in the June quarter, compared with headline earnings of US$28 million (R246 million) or US$0.04 per share (34 SA cents per share) in the March quarter.

Normalised losses amounted to US$36 million (R312 million) or
US$0.05 per share (43 SA cents per share) in the June quarter, compared with normalised earnings of US$68 million (R608 million) or
US$0.09 per share (83 SA cents per share) in the March quarter. The normalised losses in the June quarter was mainly due to the lower gold price, lower gold sold and the negative gold price adjustment of
US$13 million related to previous and current concentrate shipments at Cerro Corona.
Cash flow

Cash outflow from operating activities of US$42 million (R382 million)
in the June quarter compared with an inflow of US$200 million
(R1,857 million) for continuing operations in the March quarter. The cash outflow in the June quarter was mainly due to lower profit and an investment in working capital of US$57 million (R505 million) due to larger creditor payments in the June quarter compared with the March quarter.

No dividends were paid in the June quarter compared with US$62 million (R565 million) paid in the March quarter which included US$61 million (R558 million) paid to owners of the parent and US$1 million
(R7 million) paid to non-controlling interest holders at La Cima.

Cash outflow from investing activities for continuing operations decreased from US$257 million (R2,285 million) in the March quarter to US$188 million (R1,779 million) in the June quarter. Capital expenditure decreased from US$244 million (R2,173 million) in the
March quarter to US$187 million (R1,776 million) in the June quarter.

In the South Africa region at South Deep, capital expenditure increased from R551 million (US$62 million) in the March quarter to
R571 million (US$61 million) in the June quarter. The majority of this expenditure was on development, ventilation shaft deepening and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure decreased from US$99 million in the March quarter to US$56 million in the June quarter.
Tarkwa decreased from US$84 million to US$40 million with
expenditure on pre-stripping, additional mining fleet and the water treatment plants. Capital expenditure at Damang increased from
US$15 million to US$16 million with the majority of the expenditure on pre-stripping and various process plant upgrades.

In South America, at Cerro Corona, capital expenditure increased from US$14 million in the March quarter to US$16 million in the June quarter with the majority of the expenditure on the construction of the tailings storage facility.

At the Australasia region, capital expenditure decreased from A$55 million in the March quarter to A$47 million in the June quarter. At St
Ives, capital expenditure decreased from A$46 million to A$34 million, with decreased expenditure on development at Bellerophon and Mars open pit mines as well as lower expenditure on acquisition of open pit fleet during the June quarter. Capital expenditure in the June quarter on the transition to owner mining amounted to A$4 million compared with A$8 million in the March quarter, bringing the total expenditure to date on the project to A$66 million, with a forecast of A$90 million to finalise the project by 2014. At Agnew, capital expenditure increased from A$10 million to A$13 million. The expenditure at Agnew was mostly on the development of Kim underground mine.

Net cash inflow from financing activities for continuing operations increased from US$116 million (R1,073 million) in the March quarter to US$131 million (R1,283 million) in the June quarter and comprised a net inflow of South African and offshore loans received and repaid.

The net cash outflow for the Group for continuing operations increased from US$3 million (R80 million) in the March quarter to
US$99 million (outflow R878 million) in the June quarter. After accounting for a negative translation adjustment of US$27 million
(positive R96 million) on offshore cash balances, the cash outflow for the June quarter was US$126 million (R782 million). The cash balance decreased from US$569 million (R5,276 million) at the end of
March to US$443 million (R4,494 million) at the end of June.

All-in sustaining and total all-in cost

The World Gold Council has worked closely with its member
companies to develop definitions for “all-in sustaining costs” and “all-in costs”. These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold
Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The “all-
in sustaining costs” is an extension of existing “cash cost” metrics and

| Gold Fields Results
incorporates costs related to sustaining current production. The “all-in costs” include additional costs which relate to the growth of the Group.

Gold Fields adopted and implemented these metrics as from the June
2013 quarter. All-in sustaining costs and all-in costs are reported on a per ounce and a per kilogram basis – refer to the detailed table on page 28 and page 29 of this report.

The Group all-in sustaining costs increased from US$1,303 per ounce in the March quarter to US$1,416 per ounce in the June quarter due to the decrease in gold sold, inventory impairments at Tarkwa and
Damang as well as lower by-product credits at Cerro Corona. This was partially offset by lower capital expenditure at almost all the operations. Total all-in costs increased from US$1,476 per ounce in the March quarter to US$1,572 per ounce in the June quarter for the same reasons as all-in sustaining costs. If non-recurring inventory impairments are excluded, then all-in sustaining costs and total all-in cost for the Group would have been US$1,280 per ounce and
US$1,436 per ounce in the June quarter respectively.

In the South Africa region, at South Deep, all-in sustaining cost per kilogram decreased from R520,938 per kilogram (US$1,823 per
ounce) to R471,288 per kilogram (US$1,558 per ounce) due to the increase in gold sold partially offset by higher operating costs. The all-in costs decreased from R636,045 per kilogram (US$2,225 per ounce) to R573,110 per kilogram (US$1,894 per ounce) due to the higher gold sold, partially offset by the higher operating costs and the higher non sustaining capital expenditure.

At the West Africa region, all-in sustaining cost and total all-in cost per ounce increased from US$1,358 per ounce in the March quarter to
US$1,712 per ounce in the June quarter due to the lower gold sold, inventory impairments of US$59 million at Tarkwa and Damang and the higher draw-down of gold-in-process partially offset by the lower capital expenditure. If inventory impairments are excluded, then all-in sustaining costs and total all-in cost for the West Africa region would have been US$1,368 per ounce in the June quarter.

At the South America region, all-in sustaining cost and total all-in cost per ounce increased from US$150 per ounce in the March quarter to
US$587 per ounce in the June quarter mainly due to the decrease in by-product credits and the decrease in gold sold, partially offset by the decrease in operating costs and the increase in concentrate stock.

At the Australasia region, all-in sustaining cost and total all-in cost per ounce decreased from A$1,217 per ounce (US$1,263 per ounce) in the March quarter to A$1,150 per ounce (US$1,151 per ounce) in the
June quarter mainly due to the lower capital expenditure and increased gold sold, partially offset by the higher operating costs.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per equivalent kilogram and per equivalent ounce basis – refer to the detailed table on page 30 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, state royalties, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs, decreased from US$1,291 per ounce (R369,050 per kilogram) to US$1,239 per ounce (R374,704 per kilogram) as a result of the lower capital expenditure and lower operating costs partly offset by the lower production. The NCE margin for the Group decreased from 21 per cent to 10 per cent due mainly to the decline in the gold price.

NCE excluding capitalised project costs, decreased from US$1,271 per ounce (R363,188 per kilogram) in the March quarter to US$1,227 per ounce (R372,199 per kilogram) in the June quarter due to lower costs and capital expenditure partially offset by the lower production.
The NCE margin excluding capitalised project costs decreased from
22 per cent to 11 per cent.

The Group NCE for capital projects decreased from US$21 per ounce
(R5,863 per kilogram) in the March quarter to US$12 per ounce
(R3,521 per kilogram) in the June quarter. Actual expenditure for the
June quarter, all of which is capitalised, at both Chucapaca (51 per cent) and APP amounted to US$3 million (R25 million) and US$2 million (R21 million) respectively. In addition, US$1 million (R7 million) was spent at the Salares Norte project in Chile, in addition to exploration expenditure on this project which is expensed.

In the South Africa region, at South Deep NCE per ounce decreased from R627,514 per kilogram (US$2,195 per ounce) to R566,194 per kilogram (US$1,871 per ounce) due to the increase in production partially offset by higher costs and capital expenditure. The NCE margin improved from negative 33 per cent to negative 30 per cent due to the lower NCE partially offset by the lower gold price received.

At the West Africa region, NCE per ounce decreased from US$1,237 per ounce in the March quarter to US$1,207 per ounce in the June quarter due to the lower costs and capital expenditure partially offset by the lower production. The NCE margin decreased from 24 per cent to 15 per cent in the June quarter due to the lower gold price received partially offset by the lower NCE.

At the South America region, NCE per ounce increased from US$728 per ounce in the March quarter to US$781 per ounce in the June quarter due to the decrease in production and increase in capital expenditure partially offset by the decrease in operating costs. The
NCE margin at Cerro Corona decreased from 54 per cent to 23 per cent due to the lower gold price received and the higher NCE.

At the Australasia region, NCE per ounce decreased from A$1,163 per ounce (US$1,206 per ounce) in the March quarter to A$1,122 per ounce (US$1,123 per ounce) in the June quarter due to higher production and lower capital expenditure partially offset by the increase in costs. The NCE margin decreased from 26 per cent to 22 per cent due to the lower gold price received partially offset by the lower NCE.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from US$1,263 million (R10,820 million) at the end of December 2012 to US$1,656 million (R16,812 million) at the end of June 2013.
Operational review

Cost and revenue optimisation initiatives through Business
Process Re-engineering (BPR)

The BPR process continues to review all operational production processes and associated cost structures from the stope to the mill.
New business blueprints and appropriate organisational structures continue to be assessed to support sustainable gold output at an NCE margin of 20 per cent in the short to-medium term and 25 per cent in the long-term.
South Africa region

South Deep

South Deep is planning to establish best practice Business
Improvement (BI) capabilities internally during the September 2013 quarter, integrated with the Group’s requirements, to support continuous business improvements on the mine. This BI capability will use systematic improvement methodologies such as Six Sigma, Lean and Theory of Constraints. BI will remain as a standard business process and function after ramp-up of the mine has been completed.

In order to gain early traction on business improvement, the first project was initiated prior to the set-up of the BI function. The
Destress Cycle Blueprint project will run from June 2013 to August
2013, and will take a three-step approach to improvements in the destress mining cycle:

·     Developing blueprints (at detailed activity input level) for the crush pillar destress mining cycle for the whole mine, creating distinct blueprints where applicable and producing graphical displays of these blueprints;
·     Implementing and using systems of measuring and reporting
      variances of actuals to blueprint and plan; and
·     Implementing skills-transfer teams in the pilot area to coach line supervision and teams, to monitor and improve variances
       between actuals and blueprint with best practices.

Gold Fields Results |

Improvements as a result of this blueprint project will enter realisation stage from the September 2013 quarter.

The South Deep Business Improvement team is planning to complete its setup during the September 2013 quarter and to support other significant improvement projects from the December 2013 quarter onwards.

Progress against the Mine Health and Safety Council (MHSC)
milestone, that no machine or piece of equipment such as pneumatic development rock drills, pneumatic stope rock drills, hydropower rock drills and drill rigs, fans and winches may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise
measurements of machinery and equipment emitting noise in excess of 110dB (A) decreased from 3.2 per cent in the March quarter to 2.8 per cent in the June quarter. Silencing of equipment is ongoing, with continued focus on defective silencers on equipment. The percentage of employees exposed to >85dB (A) decreased from 56.7 per cent in the March quarter compared with 52.4 per cent in the June quarter.
This measurement is without ear protection, which is currently provided and almost universally used.

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the following core initiatives are ongoing:

· Real time dust monitoring;
· Foggers/water mist spray systems at dust sources;
· Dust allaying at internal tips;
· Installation of water blasts in all working areas; and
· Footwall dust allaying.
West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     Extending life of heavy mining equipment, including tyre life, through improved haul road conditions;
·     Increasing CIL throughput through the installation of a tipper car on the North heap leach crusher conveyor to supplement the CIL feed rate. The current circuit is limited by the feeding equipment capacity into the primary crusher. The cross over from the North heap leach crusher will assist in maintaining and increasing the ore stockpile levels for feeding into the primary crusher and increase the CIL milling rate from 1,460 tonnes per hour to 1,500 tonnes per hour. On an annualised basis this equates to an
increase in the milling rate from 11.9 million tonnes per annum to
12.3 million tonnes per annum;
·     Acceleration of waste strip through the implementation of a larger sized load and haul fleet. The improved flexibility is also designed to ensure a continuous ore supply to the plant. This project has the potential to increase the annual mining volume by an
estimated 10 per cent; and
·     The purchase of an additional front end loader to improve loader availability in the optimisation of crusher throughput from ore rehandled from the ROM-pad.

The tipper car on the North heap leach crusher conveyor to
supplement the CIL feed rate was commissioned in May 2013. Since inception of the haul road improvement campaign, average tyre-life has increased from 4,250 hours to 5,200 hours in the June quarter.

Damang

BPR initiatives are ongoing. The major BPR projects for 2013 include:

· Continued savings from owner mining and maintenance initiatives implemented in early 2011;
· Optimisation of the plant circuit to achieve the maximum recovery rate of 89 per cent under current blend conditions which include:
          · Installation and commissioning of the intensive leach reactor
(ILR) which was completed in the December 2012 quarter.
The unit is performing as expected with higher recovery rates being achieved on the gravity concentrate. The ILR replaced
the Gemini shaking table used for treating gravity concentrate from the Knelson concentrators. The use of intensive
cyanidation as applied in the ILR unit increased the recovery of gold from gravity concentrate from 70 per cent (using a
gravity shaking table) up to 98 per cent. This reduced the
circulation of gold into the circuit from gravity concentrate tailings and improved overall plant gold recovery;
·     Commissioning of the pre-leach thickener (PLT) project to
improve control of the circuit water balance and optimise
gravity circuit feed rates was completed in July 2013. The
inclusion of the PLT allows for the operation of the second
gravity concentrator, and at the same time improving leach
feed density control;
·     An additional CIL leach tank to take the number of leach tanks from 7 to 8, is being added to the circuit to improve the
residence time and recoveries and circuit reliability, planned for the end of the September 2013 quarter; and
·     Other smaller plant circuit optimisation projects, including oxygen addition optimisation, are planned for 2013.
Australasia region

St Ives

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     Renegotiation of major site contracts resulted in a 27 per cent reduction in the Cave Rocks development contract rates and a 30 per cent reduction in surface haulage costs. Benefits are expected from the September 2013 quarter. Expected annualised savings are approximately A$14 million;
·     Continued roll-out of the management operating system (MOS):
Operating centres have now been established across all operating units to improve the effectiveness of daily production meetings and to discuss key productivity metrics for the previous 24 hours.
Short and medium-term planning and execution processes are
being refined and standardised across open pits and underground mines as the primary means to improve operating stability and predictability;
·     Completion of the installation of personal protective equipment
(PPE) dispensing machines. Anticipated savings are
approximately A$600,000 per annum; and
·     The project to reduce operational damage to heavy mining
equipment in the underground mines has resulted in a 27 per cent decrease in downtime hours and a 48 per cent decrease in
damage incidents year to date.

Agnew

BPR initiatives are ongoing. The major BPR projects for 2013 include:

·     Running of two mills as opposed to one, supplementing Kim ore with remnant Songvang ore to maintain throughput at 130 tonnes per hour or 87 per cent use of capacity as well as toll treating to recover some additional costs. Currently approximately 1 million tonne of the 1.2 million tonne capacity is being utilised;
·     A shotcrete/fibrecrete trial for support replacing the more standard meshing and bolting methods of ground support. The trial was completed and a final report is being generated. Early indications are that cost benefits and productivity improvements may exceed the original estimates;
·     Trialing the use of emulsion instead of ANFO: ANFO and
emulsion are explosives used in the blasting process. ANFO is a mix of Ammonium Nitrate (94%) and fuel oil (6%) and has a solid consistency. Emulsion is a blend of Ammonium Nitrate and a mix of fuel oil, wax and other ingredients; giving it a more paste like consistency. It has up to 48 per cent move explosive power than
ANFO. Results from the trial indicate around 10 per cent reduction in dilution. This has significant cost and capacity benefits through the whole mining process. The improvements are a consequence of the ability to control explosive density and power when using emulsion. Other positive features associated with emulsion are that it is waterproof and does not dissolve in wet conditions
(ANFO is water absorbent) and as the charge up hose required for the delivery of emulsion into the blast holes is much smaller than the hose required for ANFO, there are less hole blockages and drill holes are consistently fully charged; and
·     The new development contract continues to be monitored to
       ensure savings are being realised. Renegotiated rates on the new development contract are 12 per cent lower than those in the expired contract. The new development contract commenced in
      March 2013.

| Gold Fields Results
South Africa region

South Deep project
June
2013
March
2013
Gold produced - 000’oz
77.8
63.0
- kg
2,420
1,959
Yield - underground - g/t
4.8
4.8
- combined - g/t
3.8
3.8
All-in sustaining costs - R/kg
471,288
520,938
- US$/oz
1,558
1,823
Total all-in cost - R/kg
573,110
636,045
- US$/oz
1,894
2,225
Total cash cost - R/kg
325,701
339,969
- US$/oz
1,077
1,189
Notional cash expenditure - R/kg
566,194
627,514
- US$/oz
1,871
2,195
NCE margin - %
(30)
(33)

Gold production increased by 23 per cent from 63,000 ounces (1,959 kilograms) in the March quarter to 77,800 ounces (2,420 kilograms) in the June quarter.

Total tonnes milled, which included 127,000 tonnes of off-reef development compared with 83,700 tonnes included in the March quarter, increased by 23 per cent from 520,000 tonnes to 640,000 tonnes. Underground reef yield remained similar at 4.8 grams per tonne.

Development increased by 51 per cent from 2,414 metres in the
March quarter to 3,653 metres in the June quarter. The new mine capital development in phase one, sub 95 level, increased from 492 metres to 783 metres. Vertical development increased from 124 metres to 166 metres. Development in the current mine areas above
95 level increased from 1,798 metres to 2,704 metres.

Destress mining increased by 39 per cent from 10,122 square metres in the March quarter to 14,082 square metres in the June quarter.
Destress levels improved consistently during the quarter.

Operating costs increased by 17 per cent from R679 million (US$76 million) in the March quarter to R797 million (US$85 million) in the
June quarter. This was mainly due to the build-up in production and an increase in electricity cost as a result of one month’s winter tariff included in the June quarter. Total cash cost decreased from
R339,969 per kilogram (US$1,189 per ounce) to R325,701 per
kilogram (US$1,077 per ounce) due to the increase in gold sold.

Operating profit increased by 5 per cent from R243 million (US$27 million) in the March quarter to R254 million (US$27 million) in the
June quarter as a result of the higher gold production, partially offset by the lower gold price received and higher operating costs.

Capital expenditure increased in rand terms from R551 million (US$62 million) to R571 million (US$61 million) due to increased new mine development. The majority of the expenditure was on development, the ventilation shaft deepening and infrastructure projects, the metallurgical plant expansion, trackless equipment, the full plant tailings backfill plant, refrigeration plant upgrades and high density accommodation.

Notional cash expenditure decreased by 10 per cent from R627,514 per kilogram (US$2,195 per ounce) in the March quarter to R566,194 per kilogram (US$1,871 per ounce) in the June quarter as a result of the higher gold production. The NCE margin improved from negative
33 per cent to negative 30 per cent as a result of the lower NCE, partially offset by the lower gold price received.

All-in sustaining cost per kilogram decreased from R520,938 per kilogram (US$1,823 per ounce) to R471,288 per kilogram (US$1,558 per ounce) due to the increase in gold sold partially offset by higher operating costs. The all-in costs per kilogram decreased from
R636,045 per kilogram (US$2,225 per ounce) to R573,110 per
kilogram (US$1,894 per ounce) due to the higher gold sold, partially offset by the higher operating costs.

West Africa region
Ghana

Tarkwa
June
2013
March
2013
Gold produced - 000’oz
139.2
170.1
Yield  - heap leach
- g/t
0.5
0.5
- CIL plant - g/t
1.3
1.4
- combined - g/t
1.0
1.1
All-in sustaining costs - US$/oz
1,592
1,389
Total all-in cost - US$/oz
1,592
1,389
Total cash cost - US$/oz
915
805
Notional cash expenditure - US$/oz
1,123
1,217
NCE margin - %
21
25

Gold production decreased by 18 per cent from 170,100 ounces in the
March quarter to 139,200 ounces in the June quarter due to reduced tonnage processed and a reduction in CIL grade. The reduced
tonnage was mainly linked to industrial action which comprised a six day illegal strike and, once employees had returned to work, “go-slow”
action which adversely impacted production for the quarter.

Total tonnes mined, including capital stripping, decreased from 37.4 million tonnes in the March quarter to 29.3 million tonnes in the June quarter. Ore tonnes mined decreased from 4.8 million tonnes to 4.4 million tonnes. Operational waste tonnes mined decreased from 16.3 million tonnes to 14.6 million tonnes and capital waste tonnes mined decreased from 16.3 million tonnes in the March quarter to 10.3 million tonnes in the June quarter. Head grade decreased from 1.23 grams per tonne in the March quarter to 1.17 grams per tonne in the
June quarter, mainly due to a decrease in tonnes mined from the high grade Teberebie pit. The strip ratio decreased from 6.7 to 5.6.

The CIL plant throughput decreased from 2.98 million tonnes in the
March quarter to 2.71 million tonnes in the June quarter. Realised yield from the CIL plant decreased from 1.38 grams per tonne to 1.29 grams per tonne due to a decline in the head grade delivered to the plant. The head grade decline can largely be attributed to re-handled material from stockpiles being used to mitigate the shortfall of ore from the pits. The CIL plant produced 112,500 ounces in the June quarter compared with 132,100 ounces in the March quarter.

The South heap leach operation recovered 2,100 ounces from rinsing operations in the June quarter compared with 5,800 ounces produced in the March quarter. Feed to the North heap leach section decreased from 2.03 million tonnes in the March quarter to 1.64 million tonnes in the June quarter. Yield at 0.47 grams per tonne in the June quarter was lower than the 0.49 grams per tonne realised in the March quarter. Gold production from the North heap leach operation decreased from 32,200 ounces produced in the March quarter to
24,600 ounces in the June quarter.

Net operating costs, including gold-in-process movements, decreased from US$135 million (R1,196 million) in the March quarter to US$126 million (R1,189 million) in the June quarter due to the lower production levels. Total cash cost increased from US$805 per ounce in the
March quarter to US$915 per ounce in the June quarter due to the decrease in gold sold, partially offset by the lower operating cost.

Operating profit decreased from US$143 million (R1,269 million) in the
March quarter to US$71 million (R682 million) in the June quarter as a result of the lower revenue, partially offset by lower net operating costs.

Capital expenditure decreased from US$84 million (R747 million) in the March quarter to US$40 million (R388 million) in the June quarter.
Capital expenditure on mining fleet, pre-stripping and the water treatment plant was US$23 million, US$8 million and US$7 million respectively lower than the March quarter, due to deliberate cut-back as a result of the lower gold price.

Notional cash expenditure decreased from US$1,217 per ounce in the
March quarter to US$1,123 per ounce in the June quarter due to the decrease in capital expenditure and operating cost, partially offset by the lower production. The NCE margin decreased from 25 per cent to
21 per cent as a result of the lower gold price received, partially offset by the lower NCE.

Gold Fields Results |

All-in sustaining costs and total all-in cost per ounce increased from
US$1,389 per ounce in the March quarter to US$1,592 per ounce in the June quarter due to the inventory impairments of US$43 million and the lower gold sold, partially offset by the lower operating costs and capital expenditure. If inventory impairments are excluded, then all-in sustaining costs and total all-in cost for Tarkwa would have been
US$1,284 per ounce in the June quarter.

Damang
June
2013
March
2013
Gold produced - 000’oz
31.8
43.3
Yield                                         - g/t
1.1
1.4
All-in sustaining costs - US$/oz
2,241
1,240
Total all-in cost - US$/oz
2,241
1,240
Total cash cost - US$/oz
1,123
830
Notional cash expenditure
- US$/oz
1,576
1,317
NCE margin - %
(11)
19

Gold production decreased by 27 per cent from 43,300 ounces in the
March quarter to 31,800 ounces in the June quarter due to lower yield and lower throughput at the process plant. The lower throughput was mainly linked to industrial action, comprising a six day illegal strike and, once employees had returned to work, “go-slow” action which adversely impacted production for the quarter, together with the premature closure of the original Damang pit.

Total tonnes mined, including capital stripping, decreased from 7.4 million tonnes in the March quarter to 6.5 million tonnes in the June quarter. Ore mined decreased from 1.3 million tonnes to 0.6 million tonnes due to the suspension of mining operations in the Damang pit cutback for safety reasons and the effect of the industrial action.
Operational waste tonnes mined decreased from 3.1 million tonnes in the March quarter to 2.2 million tonnes in the June quarter while capital waste tonnes mined increased from 3.0 million tonnes to 3.7 million tonnes. The strip ratio increased from 4.6 to 9.9. Mining operations are focusing on exposing the ore in the Juno pit and Huni saddle after the suspension of mining operations in the Damang pit cutback. With the safety related closing of the Damang Pit cut-back area, mining moved into the Saddle area which requires significantly higher waste stripping before sufficient ore volumes can be produced.
This combined with stopping the ore supply from the Damang cut-
back, pushed the strip ratio up to abnormally high levels.

Tonnes processed decreased from 0.96 million tonnes in the March quarter to 0.92 million tonnes in the June quarter. The plant is still processing below its capacity of 5 million tonnes per annum – at a current annualised rate of 3.8 million tonnes – and will only increase its run rate once maintenance and upgrades to optimise the mill feed size and crushing rate, aimed at eliminating constraints, are fully commissioned. These improvements are planned to be completed in the second half of 2014. Once fully commissioned it is expected that the plant will maintain a throughput rate of approximately 4.9 million tonnes per annum.

Net operating costs, including gold-in-process movements, increased from US$34 million (R304 million) to US$36 million (R336 million) due to a draw-down of inventory in the June quarter compared with a build-up in the March quarter. Total cash cost increased from US$830 per ounce to US$1,123 per ounce as a result of the higher net operating costs and the lower gold sold.

Operating profit decreased from US$37 million (R325 million) in the
March quarter to US$10 million (R97 million) in the June quarter as a result of the lower revenue and the higher net operating costs.

Capital expenditure increased from US$15 million (R135 million) to
US$16 million (R154 million) with the majority of expenditure on waste stripping, plant infrastructure and circuit upgrade projects and tailings storage facilities.

Notional cash expenditure increased from US$1,317 per ounce in the
March quarter to US$1,576 per ounce in the June quarter mainly as a result of the lower gold production. The NCE margin decreased from
19 per cent to negative 11 per cent due to the higher NCE and the lower gold price.

The all-in sustaining costs and total all-in cost per ounce increased from US$1,240 per ounce in the March quarter to US$2,241 per ounce in the June quarter due to the inventory impairments of US$16 million, the gold-in-process charge in the June quarter compared with a credit to cost in the March quarter, the increased capital expenditure, as well as the lower gold sold. If inventory impairments are excluded, then all-in sustaining costs and total all-in cost for
Damang would have been US$1,734 per ounce in the June quarter.
South America region

Peru

Cerro Corona
June
2013
March
2013
Gold produced - 000’oz
37.0
40.8
Copper produced - tonnes
6,577
7,429
Total equivalent gold produced - 000’ eqoz
70.0
76.9
Total equivalent gold sold - 000’ eqoz
64.7
73.3
Yield - gold - g/t
0.75
0.81
- copper - %
0.43
0.48
- combined - g/t
1.37
1.47
All-in sustaining costs - US$/oz
587
150
Total all-in cost - US$/oz
587
150
Total cash cost - US$/eqoz
503
560
Notional cash expenditure - US$/eqoz
781
728
NCE margin - %
22
54
Gold price* - US$/oz
1,444
1,637
Copper price* - US$/t
7,218
7,949
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 9 per cent from 40,800 ounces
produced in the March quarter to 37,000 ounces in the June quarter.
Copper production decreased by 11 per cent from 7,429 tonnes to
6,577 tonnes. Equivalent gold production decreased by 9 per cent from 76,900 ounces in the March quarter to 70,000 ounces in the
June quarter mainly due to a decrease in gold and copper head grades treated. Gold head grade decreased from 1.18 grams per tonne to 1.08 grams per tonne and copper head grade decreased from 0.56 per cent to 0.50 per cent. The effects of the lower head grades were partially offset by an increase in gold and copper recoveries. Gold recoveries increased from 68.7 per cent to 69.8 per cent and copper recoveries increased from 84.8 per cent to 85.3 per cent. The lower head grades were in line with the mine plan.

In the June quarter, concentrate with a payable content of 33,711 ounces of gold was sold at an average price of US$1,392 per ounce and 6,072 tonnes of copper was sold at an average price of US$6,424 per tonne, net of treatment and refining charges. This compared with
39,324 ounces of gold sold at an average price of US$1,602 per ounce and 7,025 tonnes of copper sold at an average price of
US$7,157 per tonne in the March quarter. Total equivalent gold sales amounted to 64,700 ounces in the June quarter compared with 73,300 in the March quarter, due to timing of shipments.

Tonnes mined increased by 16 per cent from 3.70 million tonnes in the March quarter to 4.31 million tonnes in the June quarter. Ore mined decreased by 6 per cent from 2.34 million tonnes to 2.19 million tonnes. The strip ratio increased from 0.58 to 0.96 due to a delay in the mining sequence as a result of the rainy season in the March quarter, with less waste mined in the March quarter compared with the
June quarter.

Ore processed decreased from 1.62 million tonnes to 1.59 million tonnes mainly due to a scheduled plant shutdown to repair a ball mill grouting. Gold yield decreased from 0.81 grams per tonne to 0.75 grams per tonne and copper yield decreased from 0.48 per cent to
0.43 per cent due to lower head grades of material treated.

Net operating costs, including gold-in-process movements, decreased from US$38 million (R333 million) in the March quarter to US$30 million (R283 million) in the June quarter. The lower cost was mainly due to a decrease in workers participation resulting from lower revenue and an increase in concentrate stocks. Total cash cost decreased from US$560 per equivalent ounce to US$503 per
equivalent ounce, mainly due to the lower net operating costs.

Operating profit decreased from US$79 million (R698 million) in the
March quarter to US$35 million (R339 million) in the June quarter;
mainly due to lower revenue. The substantial decrease in revenue

| Gold Fields Results
from the March quarter to the June quarter was due to a negative gold price adjustment of approximately US$13 million in the June quarter that related to gold shipped in the March quarter but only settled in the
June quarter. As a result, the realised average gold price decreased from US$1,582 per ounce in the March quarter to US$1,001 per ounce in the June quarter. The net gold price received was below spot due to the negative price adjustment relating to sales accounted for in the previous quarter, as indicated above.

Capital expenditure increased from US$14 million (R122 million) in the
March quarter to US$16 million (R146 million) in the June quarter, with the majority of the expenditure on the tailings storage facility.

Notional cash expenditure increased from US$728 per equivalent ounce in the March quarter to US$781 per equivalent ounce in the
June quarter mainly due to lower equivalent ounces produced and increased capital expenditure. The NCE margin decreased from 54 per cent in the March quarter to 22 per cent in the June quarter as a result of the higher NCE and lower gold and copper prices received.

The all-in sustaining costs and total all-in cost per ounce increased from US$150 per ounce in the March quarter to US$587 per ounce in the June quarter mainly due to the decrease in by-product credits and gold sold partially offset by the decrease in net operating costs.
Australasia region

St Ives

June
2013
March
2013
Gold produced - 000’oz
97.7
102.0
Yield - underground - g/t
4.3
4.6
- combined - g/t
2.8
2.6
All-in sustaining costs - A$/oz
1,276
1,335
- US$/oz
1,278
1,385
Total all-in cost - A$/oz
1,276
1,335
- US$/oz
1,278
1,385
Total cash cost - A$/oz
878
814
- US$/oz
879
844
Notional cash expenditure - A$/oz
1,255
1,258
- US$/oz
1,256
1,305
NCE margin - %
13
20
Gold production decreased by 4 per cent from 102,000 ounces in the
March quarter to 97,700 ounces in the June quarter due to reduced tonnes processed at the Lefroy mill following a planned two-week maintenance closure to undertake a major mill motor service.

At the underground operations, ore mined decreased by 3 per cent from 555,000 tonnes in the March quarter to 540,000 tonnes in the
June quarter. The average grade of ore mined decreased from 5.1 grams per tonne to 4.4 grams per tonne due to lower grade areas mined, in accordance with the mining schedule.

At the open pit operations, total ore tonnes mined increased from
242,000 tonnes at 1.2 grams per tonne in the March quarter to
624,000 tonnes at 1.3 grams per tonne in the June quarter.
Operational waste tonnes mined increased from 0.9 million tonnes to
2.0 million tonnes, while capital waste tonnes mined decreased from
1.7 million tonnes in the March quarter to 0.9 million tonnes in the
June quarter. Pre-stripping of the Bellerophon and Mars pits was completed during the quarter, with ore delivery from these pits increasing production levels. Pre-stripping of the Paddy’s pit is scheduled for completion during the September quarter.

Throughput at the Lefroy mill decreased from 1.23 million tonnes to
1.07 million tonnes due to a two-week planned maintenance shut.
Yield increased from 2.5 grams per tonne to 2.8 grams per tonne, reflecting increased availability of fresh ore from the Bellerophon and
Mars pits. Gold production from the Lefroy plant decreased from
97,100 ounces to 95,500 ounces. Following on from the cessation of stacking activities at the end 2012, irrigation of the existing heap leach pad continued, and a further 2,200 ounces were recovered during the
June quarter compared with 4,900 ounces recovered in the March quarter.

Net operating costs, including gold-in-process movements, increased from A$85 million (US$88 million) in the March quarter to A$87 million
(US$86 million) in the June quarter. Total cash cost increased from
A$814 per ounce (US$844 per ounce) to A$878 per ounce (US$879 per ounce) due to the increased net operating costs and the lower gold sold.

Operating profit decreased from A$76 million (US$79 million) in the
March quarter to A$55 million (US$55 million) in the June quarter due to the lower revenue impacted principally by the lower price and higher net operating costs.

Capital expenditure decreased from A$46 million (US$48 million) to
A$34 million (US$34 million) with reduced capital spend at the
Bellerophon and Mars pits, which have moved from pre-stripping to production phase, and lower expenditure on the acquisition of open pit fleet during the quarter.

Notional cash expenditure decreased from A$1,258 per ounce
(US$1,305 per ounce) in the March quarter to A$1,255 per ounce
(US$1,256 per ounce) in the June quarter due to the lower capital expenditure partially offset by the lower production. The NCE margin decreased from 20 per cent to 13 per cent due to the lower gold price received.

All-in sustaining costs and total all-in cost per ounce decreased from
A$1,335 per ounce (US$1,385 per ounce) in the March quarter to
A$1,276 per ounce (US$1,278 per ounce) in the June quarter mainly due to the lower capital expenditure, partially offset by the higher operating costs and lower gold sold.

Agnew
June
2013
March
2013
Gold produced - 000’oz
53.0
43.7
Yield - underground - g/t
9.8
8.1
- combined - g/t
7.6
7.6
All-in sustaining costs - A$/oz
916
945
- US$/oz
918
981
Total all-in cost - A$/oz
916
945
- US$/oz
918
981
Total cash cost - A$/oz
619
680
- US$/oz
619
705
Notional cash expenditure - A$/oz
878
940
- US$/oz
879
975
NCE margin - %
40
40

Gold production increased by 21 per cent from 43,700 ounces in the
March quarter to 53,000 ounces in the June quarter mainly as a result of increased throughput.

Ore mined from underground decreased by 8 per cent from 173,000 tonnes to 160,000 tonnes but head grade improved from 9.3 grams per tonne to 10.5 grams per tonne in the June quarter. All the tonnes mined were from the high grade Kim Lode in accordance with the high margin strategy adopted at Agnew for 2013.

Tonnes processed increased from 180,000 tonnes in the March
quarter to 218,000 tonnes in the June quarter and included 58,000 tonnes of Songvang surface stockpile material compared with 7,000 tonnes of Songvang stockpiles processed in the March quarter. The combined yield was similar at 7.6 grams per tonne.

Net operating costs, including gold-in-process movements, increased from A$30 million (US$31 million) in the March quarter to A$34 million
(US$34 million) in the June quarter. The increase was mainly due to increased processing costs as a result of processing Songvang ore and the cost attributed to the draw-down of surface stockpiles. Total cash cost decreased from A$680 per ounce (US$705 per ounce) in the March quarter to A$619 per ounce (US$619 per ounce) in the
June quarter due to the increased gold sold, partially offset by the higher net operating costs.

Operating profit increased from A$39 million (US$41 million) in the
March quarter to A$43 million (US$44 million) in the June quarter due to increased gold sold partially offset by the lower gold price and the higher net operating costs.

Capital expenditure increased from A$10 million (US$10 million) in the
March quarter to A$13 million (US$13 million) in the June quarter.
Capital expenditure included A$10 million (US$13 million) of underground development.

Gold Fields Results |

Notional cash expenditure decreased from A$940 per ounce (US$975 per ounce) in the March quarter to A$878 per ounce (US$879 per ounce) in the June quarter due to the increased production. The NCE margin was similar at 40 per cent with the lower NCE offsetting the lower gold price.

All-in sustaining costs and total all-in cost per ounce decreased from
A$945 per ounce (US$981 per ounce) in the March quarter to A$916 per ounce (US$918 per ounce) in the June quarter mainly due to increased gold sold, partially offset by the higher capital expenditure and operating costs.
Quarter ended 30 June 2013 compared with quarter
ended 30 June 2012

Group attributable equivalent gold production decreased by 10 per cent from 502,900 ounces for the June 2012 quarter to 451,000 ounces for the June 2013 quarter.

At the South Africa region, gold production at South Deep was similar at 77,800 ounces (2,420 kilograms).

At the West Africa operations, total managed gold production decreased by 20 per cent from 214,500 ounces for the June 2012 quarter to 171,000 ounces for the June 2013 quarter. At Tarkwa, gold production decreased by 21 per cent from 176,300 ounces to 139,200 ounces mainly due to cessation of crushing operations at the South heap leach facility at the end of December, lower head grade and the industrial action at the beginning of the June 2013 quarter. At
Damang, gold production decreased by 17 per cent from 38,200 ounces to 31,800 ounces mainly due to lower yield following on from the closure of the original Damang pit, and due to lower throughput as well as the industrial action at the beginning of the June 2013 quarter.

In South America, gold equivalent production at Cerro Corona decreased by 18 per cent from 84,900 ounces to 70,000 ounces due to expected lower gold and copper grades and lower throughput.

At the Australasia operations, gold production increased by 2 per cent from 148,400 ounces for the June 2012 quarter to 150,800 ounces for the June 2013 quarter. At St Ives, gold production decreased by 12 per cent from 111,200 ounces to 97,700 ounces mainly due to
cessation of crushing and stacking at the heap leach facility, lower grade open pit material mined and processed and a two week plant closure for planned maintenance. At Agnew gold production
increased by 42 per cent from 37,200 ounces to 53,000 ounces, in line with the strategy to only mine the high grade Kim ore body.

Income statement

Revenue decreased by 23 per cent from US$823 million (R6,653 million) to US$637 million (R6,038 million) and the average gold price decreased by 13 per cent from US$1,582 per ounce for the June 2012 quarter to US$1,372 per ounce for the June 2013 quarter. In rand terms the gold price increased by 2 per cent from R409,857 per kilogram to R418,108 per kilogram due to the weaker rand. The average Rand/US dollar exchange rate of R9.41 for the June 2013 quarter was 17 per cent weaker than the average of R8.06 for the
June 2012 quarter, while the Rand/Australian dollar weakened by 15 per cent from A$1 = R8.16 to A$1 = R9.42. The average
Australian/US dollar exchange rate strengthened by 1 per cent from
A$1.00 = US$1.01 for the June 2012 quarter to A$1.00 = US$1.00 for the June 2013 quarter.

Net operating costs increased by 1 per cent in dollar terms from
US$392 million (R3,166 million) to US$397 million (R3,737 million).
Total cash cost for the Group increased by 13 per cent from US$760 per ounce (R196,926 per kilogram) to U$857 per ounce (R259,405 per kilogram) due to the lower production and the higher net operating costs.

At the South Africa region, at South Deep, net operating costs increased by 33 per cent from R599 million (US$74 million) for the
June 2012 quarter to R797 million (US$85 million) for the June 2013 quarter. This was due to annual wage increases, an increase in employees, a 16 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases. Total cash cost increased by 33 per cent from R244,215 per kilogram (US$942 per ounce) to R325,701 per kilogram (US$1,077 per ounce) as a result of the higher operating costs.
At the West Africa operations, net operating costs increased by 4 per cent from US$156 million for the June 2012 quarter to US$162 million for the June 2013 quarter. At Tarkwa, net operating costs increased by 11 per cent from US$114 million to US$126 million mainly due to annual wage increases, increased fuel costs and an inventory credit in the June 2012 quarter of US$9 million compared with a draw-down of
US$10 million in the June 2013 quarter. At Damang, net operating costs decreased by 14 per cent from US$42 million to US$36 million due to the lower production, partially offset by annual wage increases.
Total cash cost for the region increased by 29 per cent from US$739 per ounce to US$953 per ounce due to the lower production and increased costs.

At Cerro Corona in South America, net operating costs decreased by
14 per cent from US$35 million to US$30 million mainly due to a decrease in statutory workers participation in profits due to lower profits, as well as an increased build-up of inventory in the June 2013 quarter. Total cash cost increased by 4 per cent from US$482 per ounce to US$503 per ounce mainly due to the lower equivalent gold sales partially offset by the lower costs.

At the Australasia operations, net operating costs decreased by 5 per cent from A$126 million for the June 2012 quarter to A$120 million for the June 2013 quarter. At St Ives, net operating costs decreased by 5 per cent from A$92 million to A$87 million mainly due to a reduction in open pit tonnes mined, partially offset by an increase in underground tonnes mined, and as a result of the closure of the heap leach facility in the December 2012 quarter. At Agnew, net operating costs
decreased by 3 per cent from A$35 million to A$34 million due to cost saving initiatives arising from mining only the Kim ore body. Total cash cost for the region decreased by 6 per cent from A$836 per ounce to A$787 per ounce due to the increase in production and the decrease in costs.

Operating profit decreased from US$431 million (R3,487 million) to
US$240 million (R2,301 million) as a result of the above.

Net interest paid increased from US$9 million (R74 million) to US$14 million (R128 million) due to an increase in borrowings.

Exploration expenditure decreased from US$23 million (R190 million)
to US$22 million (R203 million).

Feasibility and evaluation costs decreased from US$15 million (R120 million) to US$12 million (R110 million) due to decreased activity.

Non-recurring costs of US$143 million (R1,318 million) for the June
2013 quarter compared with US$15 million (R119 million) for the June
2012 quarter. The non-recurring expenses in the June 2013 quarter included US$8 million (R76 million) relating to business process re-
engineering and restructuring costs across the Group and US$127 million (R1,160 million) relating to impairment costs at Tarkwa and
Damang, as discussed in more detail earlier.

Government royalties of US$19 million (R178 million) in the June
2013 quarter compared with US$28 million (R223 million) in the June
2012 quarter as a result of lower revenue.

Taxation decreased from US$80 million (R670 million) for the June
2012 quarter to US$7 million (R90 million) for the June 2013 quarter as a result of lower profit before taxation.

Net losses attributable to owners of the parent amounted to US$129 million (R1,169 million) for the June 2013 quarter compared with net earnings of US$105 million (R837 million) for the June 2012 quarter.

Normalised losses of US$36 million (R312 million) for the June 2013 quarter compared with normalised earnings of US$118 million (R941 million) for the June 2012 quarter.

Cash flow

Cash outflow from operating activities for continuing operations of
US$42 million (R382 million) for the June 2013 quarter compared with a cash inflow of US$229 million (R1,870 million) for the June 2012 quarter due to lower operating profits as a result of the lower gold price.

Cash outflows from investing activities for continuing operations decreased from US$312 million (R2,505 million) to US$188 million
(R1,779 million).

| Gold Fields Results
Capital expenditure decreased from US$310 million (R2,495 million)
in the June 2012 quarter to US$187 million (R1,776 million) in the
June 2013 quarter. At the South Africa region, capital expenditure at
South Deep decreased from R643 million (US$80 million) to R571 million (US$61 million). At the West Africa region, capital expenditure decreased from US$85 million to US$56 million mainly at Tarkwa due to a decrease in mining fleet and capital waste strip. In South
America, at Cerro Corona, capital expenditure decreased from US$21 million to US$16 million. At the Australasia region, capital expenditure decreased from A$93 million (US$97 million) to A$47 million (US$47 million) mainly at St Ives due to lower expenditure on the construction of the tailings storage facility and mine development.

Net cash inflow from financing activities for continuing operations increased from US$46 million (R371 million) for the June 2012 quarter to US$131 million (R1,283 million) for the June 2013 quarter and related to long term and short term loans received and repaid.

The net cash outflow for continuing operations increased from US$36 million (R266 million) in the June 2012 quarter to US$99 million (R878 million) in the June 2013 quarter. After accounting for a negative translation adjustment of US$27 million (positive R96 million), the cash outflow for June 2013 was US$126 million (R782 million). The cash balance at the end of June 2013 was US$443 million (R4,494 million) compared with US$795 million (R6,669 million) at the end of
June 2012.
Growth and international projects

Gold Fields has a diverse growth portfolio with exploration and advanced projects in all of its operating regions. Gold Fields growth vision is to deliver sustainable and high-quality gold production through disciplined project development. The focus is on growing reserves per share and quality of production with a view to optimising free cash flow per ounce.

Chucapaca

At the Chucapaca project in southern Peru, conceptual studies of different mining scenarios (open pit, selective underground and a combined open pit – underground scenario) are underway.
Metallurgical test work is ongoing to support these mining scenarios.
New resource models have been developed for the underground
option and capital costs are being updated for the various scenarios.
The conceptual studies are planned to be concluded in the September
2013 quarter.

Far Southeast

All underground drilling activities required to date have been completed and the drilling contractors have de-mobilised as a result.

The Far Southeast (FSE) project has reached a milestone with the indigenous elders of the community voting 84 per cent in favour of the
FPIC (Free Prior Informed Consent) for the project. The FPIC is expected to be formalised through a Memorandum of Agreement
(MOA) with the community by the end of September 2013. The MOA is a key requirement prior to securing an FTAA (Financial Technical
Assistance Agreement), which enables Gold Fields to exercise its option to acquire an additional 20 per cent to increase its stake in FSE to 60 per cent.

Arctic Platinum

Gold Fields appointed CIBC as an advisor to explore strategic options for the Arctic Platinum project in Finland. All metallurgical testing has been completed and baseline work for the ESIA (Environmental and
Social Impact Study) continues according to plan. The project team plans to conduct a specific mine optimisation process in the
September 2013 quarter, to evaluate possible enhancement of the business case.

Yanfolila

At the Yanfolila project in Mali, the de-risking programme continues according to plan. However, additional studies into improvement of the production schedule have been added to the scope, which will lead to completion of the programme in the December 2013 quarter.
The project expects to receive government approval for the
exploitation permit in the September 2013 quarter.
Greenfields exploration

The greenfields exploration portfolio comprises one advanced drilling project, ten initial drilling projects and six target definition projects in
Peru, Chile, Mali, Ethiopia, Canada, USA, Australia and the
Philippines. During the quarter 22,572 metres were drilled on greenfields projects compared with 34,888 metres in the March 2013 quarter and 53,635 metres in the June 2012 quarter. After the recent portfolio review and implementation of the new corporate strategy, greenfields exploration will focus on lower capital and higher margin gold targets. As a result decisions were taken during the quarter to sell two advanced drilling projects, the Woodjam project in Canada and the Talas project in Kyrgyzstan. We have also decided to discontinue work on five initial drilling projects while two new initial drilling projects have commenced.

Africa

As a result of a full data review of the Kangare project in Mali, five priority one target areas were highlighted for further work and follow-
up drilling commenced in the June 2013 quarter Final due diligence has been completed for the Kouroufing project in western Mali and an option agreement was signed at the end of June 2013. A 3,000 metre drilling programme will commence after the rainy season to test two robust gold targets which have been defined by soil geochemical anomalies and artisanal workings. In Ethiopia, a 4,000 metre phase 2 drilling programme commenced in July 2013 to follow up positive phase 1 drilling results at the Ashashire target and to test the Rader
Ridge target at the Asosa project in the western part of the country.

The Asosa project is a joint venture with Benzu Resources Limited.
Exploration completed to date has defined a number of promising targets at the Asosa project which comprises about 750 square kilometres of an emerging gold belt.

North America

At the Woodjam joint venture project in British Columbia, Canada, new mineral resource estimates were completed on three of the porphyry copper-gold centres during the June 2013 quarter and the decision was made to dispose of the project. A sales process commenced in May 2013. Along the Cadillac-Larder Lake Break in
the Ontario, Canada, further drilling was put on hold at the Larder
Lake project during the September quarter to allow time to re-model the existing gold resources defined by historic drilling at the Cheminis and Bear Lake zones. Target definition work is underway on the nearby Lincoln-Nippising project, also in Ontario, and a joint venture agreement was signed with Yorbeau Resources Incorporated on the
Rouyn project in Quebec, Canada where drilling is expected to start in the September 2013 quarter. A joint venture agreement was also signed with Colorado Resources Limited on the Oro project in the
Yukon Territory, Canada and drilling commenced in July.

South America

The advanced drilling programme for the 2012-2013 field season concluded at the Salares Norte project in Chile in the June 2013 quarter and all field personnel were de-mobilised for the Andean winter. Resource modeling, metallurgical test work and other studies are in progress and drilling is planned to resume in the December
2013 quarter. Initial drilling programmes were also completed on three targets within the nearby Chile Recon project. As a result of the change in corporate strategy, it was decided to withdraw from the
Taguas joint venture project and close down the exploration activities in Argentina.

Australasia

Gold Fields appointed Jefferies International as an advisor to explore strategic options for the Talas copper-gold project in Kyrgyzstan. In the East Lachlan Region of New South Wales, Australia, exploration activities were suspended on the Blayney joint venture project and target definition work commenced at the Cheesemans Creek joint venture project. At the Guinaoang project in the Philippines, the diamond drilling programme commenced in the June 2013 quarter.

Near mine exploration

Gold Fields completed 45,041 metres of drilling on near mine projects adjacent to its international operations in the June quarter.

The main focus of diamond, reverse circulation and air core drilling was at St Ives in Western Australia. Infill Reverse Circulation (RC)

Gold Fields Results |

drilling was completed at Invincible North. This is planned to form the basis of an indicated resource estimation during the September 2013 quarter. In addition, deeper diamond drilling was completed at
Invincible North which is expected to enable a maiden underground inferred resource estimation. Invincible North extension RC drilling was completed on 80 metre spaced lines with encouraging results, with geological interpretation and resource modeling to be completed in the September 2013 quarter. Drilling recommenced at the
Waroonga North target at Agnew, Western Australia during June
2013.
Corporate

Talas copper gold project

On 24 May 2013 Gold Fields announced that its wholly owned
subsidiary, Gold Fields Orogen Holding BVI Ltd, appointed Jefferies
International as exclusive financial advisor to assist with a review of potential strategic alternatives in relation to the Talas Copper Gold
Project in Kyrgyzstan.

The strategic review will examine and consider opportunities available to the company with the objective of further enhancing shareholder value. The strategic review will not necessarily result in any specific strategic or financial transaction and no timetable has been set for its completion. Gold Fields will keep shareholders updated on the strategic review process and any material developments.

As of 31 December 2012, the Talas Copper Gold Project contained mineral resources of 1.7 billion pounds of copper and 6.7 million ounces of gold. Gold Fields also owns three neighbouring prospecting licenses in the Tien Shan gold belt covering 32,150 hectares.

Executive appointment

Alfred Baku was appointed as Senior Vice-President and Head of
West Africa region on 30 July 2013. Mr Baku also joined the Group
Executive Committee with effect 1 August 2013.

Mr Baku, was Vice-President of Operations for the West Africa region and is the first Ghanaian to head up the region. He will be based in
Accra. Mr Baku is a seasoned Gold Fields employee with 19 years of mining experience. He first joined the Damang gold mine in 1997 as
Production Engineer and became a member of Damang’s senior
management team in 2002. During his time in Australia, in 2005, he was Strategic Mine Planner at the Group’s St Ives mine and Relieving
Mine Manager at the Agnew mine. In October 2008 he became the first Ghanaian to be appointed as General Manager of Damang and in
2010 as General Manager of Tarkwa. In 2011 he was promoted to
Vice President of both Ghanaian operations.

Mr Baku holds an MSc degree in Mining Engineering from the
University of Mines and Technology in Ghana, a Statutory Mine
Manager’s certificate and is a member of the Australian Institute of
Mining Metallurgy (AusIMM).

Award – Best Integrated report for 2012

On 26 July 2013 Gold Fields’ 2012 Integrated Annual Report (IAR)
was awarded first place in the Ernst & Young Excellence in Integrated
Reporting Awards.

The Awards are widely considered the premier awards in terms of recognising and encouraging excellence in the quality of integrated reporting to investors and other stakeholders by South Africa’s top
100 JSE-listed companies and 10 largest state-owned entities. The adjudication was done by the University of Cape Town’s Department of Commerce.

In its assessment Ernst & Young recommended Gold Fields’ IAR, amongst others, for its “clear sense of how the various aspects of the business relate to each other” and its “excellent integration of the impact of the external environment on the performance of the business”.

Carrying value of assets

The Gold Fields life of mine (LoM) plans and Mineral Reserves as reported at 31 December 2012 were prepared using a US$1,500 per ounce gold price. The planning process to prepare the new LoM plans and Mineral Reserves as at 31 December 2013 has
commenced and will use a gold price of US$1,300 per ounce.
The new LoM plans will provide updated Mineral Reserves for all mining operations and will be supported by a Competent Persons
Report that provides a techno-economic appraisal of the assets that is compliant with the 2007 SAMREC Code.

Completion of this work will provide the necessary information to effectively assess the carrying value of our operations and assets against prevailing economic and market conditions at the time, which may or may not lead to impairments of the operations in respect of the assets of the operations.
Cash dividend

Due to the significant decline in the gold price, the Group has made a loss for the quarter. Management and the Board are also concerned about gold price volatility in the short-term. As a result, the Gold
Fields Board has deemed it prudent not to declare an interim dividend.
Outlook

Attributable gold production for the year ending December 2013 is expected to be between 1.83 million equivalent ounces and 1.90 million equivalent ounces excluding the discontinued operations, KDC and Beatrix, the same as the guidance given in February 2013. The revised guidance for total cash cost is forecast at US$830 per ounce
(R255,000 per kilogram) and NCE at US$1,240 per ounce (R380,000 per kilogram) including US$15 per ounce for exploration and growth projects, as discussed in more detail earlier. This compares with the original guidance for total cash cost estimated at US$860 per ounce
(R250,000 per kilogram) and NCE at US$1,360 per ounce (R395,000 per kilogram) including US$40 per ounce for exploration and growth projects. The revised cash cost of US$830 per ounce is 3 per cent lower than the guidance of US$860 per ounce given in February 2013 and the revised NCE of US$1,240 per ounce is 9 per cent lower than the guidance of US$1,360 per ounce given in February 2013. These revised estimates are based on an average exchange rate of
R/US$9.44 and US$/A$0.98 for the year.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages
5 and 32.
Change in reporting currency

Following the unbundling of Sibanye Gold in February 2013, Gold
Fields’ production and footprint are represented by a diversified portfolio of assets (the only South African asset and production contributor being South Deep). The US dollar is now the dominant currency. Therefore the Group would like to align its reporting currency to its peer group of international gold producers who all report in US dollar.

In order to smooth the transition, the Group will still report in South
African rand and US dollar for the remainder of 2013. However, the discussions will focus on US dollar and not South African rand as was past practice. From quarter one in 2014 only the US dollar will be presented.
Basis of accounting

The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting, the
Listings Requirements of the JSE Limited, the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial
Reporting Standards Council, as well as the requirements of the
South African Companies Act.

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards (IFRIC 20) issued by the International
Accounting Standards Board.

N.J. Holland
Chief Executive Officer
22 August 2013

| Gold Fields Results
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Six months to
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Revenue
637.1
805.2            823.0
1,442.3
1,714.4
Operating costs, net
(397.0)
(401.2)          (392.2)          (798.1)
(792.7)
-
Operating
costs
(397.0)
(401.9)          (403.8)          (798.9)
(815.0)
- Gold inventory change
-
0.8              11.7               0.8
22.4
Operating profit
240.1
404.0            430.8            644.2
921.7
Amortisation and depreciation
(143.2)
(136.5)          (114.0)          (279.7)
(235.7)
Net operating profit
96.9
267.5            316.9            364.5
686.2
Net interest paid
(13.6)
(10.3)             (9.1)
(23.9)
(16.9)
Share of results of associates after taxation
(5.2)
(9.1)            (14.6)            (14.3)
(14.5)
Gain/(loss) on foreign exchange
12.7
(0.1)               1.1
12.6
(7.4)
Loss on financial instruments
(4.0)
-              (0.9)              (4.0)
(1.1)
Share-based payments
(12.4)
(13.2)            (15.9)           (25.6)
(25.8)
Other
(8.2)
(9.4)              (2.4)
(17.6)
(1.3)
Exploration
(21.5)
(23.7)            (23.2)            (45.2)
(60.8)
Feasibility and evaluation costs
(11.6)
(13.3)            (14.9)            (24.9)
(24.7)
Profit before royalties, taxation and non-recurring items
33.1
188.6            237.0            221.6
533.5
Non-recurring items
(142.8)
(43.8)            (14.9)
(186.6)
(20.9)
(Loss)/profit before royalties and taxation
(109.7)
144.8            222.0              35.0
512.6
Royalties
(18.6)
(27.8)           (27.5)             (46.4)
(56.8)
(Loss)/profit before taxation
(128.3)
117.0            194.5            (11.4)
455.7
Mining and income taxation
(7.4)
(82.5)            (80.4)            (90.0)
(288.7)
-
Normal
taxation
(12.8)
(74.3)            (73.0)            (87.1)
(160.2)
-
Deferred
taxation
5.4
(8.3)              (7.5)              (2.9)
(128.6)
Net (loss)/profit from continuing operations
(135.7)
34.5            114.1
(101.4)
167.2
(Loss)/profit from discontinued operations
(8.2)
*
287.3              98.6
279.1
323.5
Net profit from discontinued operations
(1.6)
55.1              98.6              53.5
323.5
Net profit on distribution of discontinued operations
(6.6)
232.2                   -
225.6
-
Net (loss)/profit
(143.9)
321.8            212.6            177.7
490.5
Attributable to:
- Owners of the parent
(136.5)
313.8            203.7            177.1
477.5
- Non-controlling interest
(7.4)
8.0                8.9               0.6
13.0
Non-recurring items:
Profit on sale of investments
0.3
-                 -
0.3
-
Profit on sale of assets
-
0.1              0.1                 0.1
0.3
Restructuring costs
(8.2)
(5.3)            (5.7)
(13.5)
(9.6)
Impairment of stockpiles
(59.0)
-                 -
(59.0)
-
Impairment of investments and assets
(67.8)
(1.4)            (9.3)
(69.2)
(11.5)
Other
(8.1)
(37.2)                -
(45.3)
-
Total non-recurring items
(142.8)
(43.8)          (14.9)
(186.6)
(20.8)
Taxation
45.4
1.9             1.7
47.3
2.9
Net non-recurring items after tax and non-controlling interests
(97.4)
(41.8)          (13.2)
(139.3)
(17.9)
Net (loss)/earnings from continuing operations
(128.5)
26.5          105.0
(102.0)
153.9
Net (loss)/earnings from discontinued operations
(8.2)
287.3            98.7
279.1
323.6
Net (loss)/earnings per share (cents) from continuing operations
(18)
4               15
(14)
21
Net (loss)/earnings per share (cents) from discontinued operations
(1)
39               13                 38
45
Diluted (loss)/earnings per share (cents) from continuing operations
(18)
4               15
(14)
21
Diluted (loss)/earnings per share (cents) from discontinued operations
(1)
39               13                 38
45
Headline (loss)/earnings from continuing operations
(84.2)
27.6           114.2            (56.6)
165.2
Headline (loss)/earnings from discontinued operations
(1.6)
55.1             98.7             53.5
323.6
Headline (loss)/earnings per share (cents) from continuing operations
(12)
4               18                 (8)
23
Headline earnings per share (cents) from discontinued operations
-
7               12                   7
45
Diluted headline (loss)/earnings per share (cents) from continuing operations
(12)
4               18                 (8)
23
Diluted headline earnings per share (cents) from discontinued operations
-
7               12                   7
44
Net (loss)/earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations
(36.0)
68.3           117.6              32.3
177.6
Net (loss)/earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) –
continuing operations
(5)
9               15                   4
24
South African rand/United States dollar conversion rate
9.41
8.89            8.06               9.15
7.92
South African rand/Australian dollar conversion rate
9.42
9.22            8.16               9.31
8.18
Gold sold – managed
oz (000)
464
495             522                960
1,052
Gold price received
US$/oz
1,372
1,625           1,582             1,503
1,630
Total cash cost
US$/oz
857
819              760               838
759
*Due to conversion at year to date exchange rate.
Figures may not add as they are rounded independently.
The unaudited consolidated financial statements for the quarter ended 30 June 2013 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet
Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Results |

Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Six months to
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Revenue
6,037.9
7,158.7         6,652.8
13,196.6
13,578.6
Operating costs, net
(3,736.9)
(3,565.7)       (3,165.5)        (7,302.6)
(6,277.6)
-
Operating
costs
(3,736.7)
(3,572.8)       (3,259.4)        (7,309.5)
(6,455.0)
- Gold inventory change
(0.2)
7.1             93.9                6.9
177.4
Operating profit
2,301.0
3,593.0         3,487.3          5,894.0
7,301.0
Amortisation and depreciation
(1,345.3)
(1,214.1)          (920.7)
(2,559.4)
(1,865.7)
Net operating profit
955.7
2,378.9          2,566.6         3,334.6
5,435.3
Net interest paid
(127.5)
(91.5)            (74.0)
(219.0)
(135.0)
Share of results of associates after taxation
(50.0)
(80.8)          (115.8)          (130.8)
(115.1)
Gain/(loss) on foreign exchange
115.8
(0.6)               7.5
115.2
(58.7)
(Loss)/gain on financial instruments
(37.4)
0.4             (7.7)
(37.0)
(9.4)
Share-based payments
(117.1)
(117.0)          (127.3)           (234.1)
(204.6)
Other
(77.1)
(83.5)            (19.6)
(160.6)
(10.7)
Exploration
(202.9)
(210.6)          (189.5)          (413.5)
(481.5)
Feasibility and evaluation costs
(109.6)
(118.2)          (119.6)          (227.8)
(195.7)
Profit before royalties, taxation and non-recurring items
349.9
1,677.1         1,920.6          2,027.0
4,224.6
Non-recurring items
(1,317.6)
(389.7)          (119.2)
(1,707.3)
(165.2)
(Loss)/profit before royalties and taxation
(967.7)
1,287.4         1,801.4             319.7
4,059.4
Royalties
(177.7)
(247.1)          (222.6)           (424.8)
(450.7)
(Loss)/profit before taxation
(1,145.4)
1,040.3         1,578.8           (105.1)
3,608.7
Mining and income taxation
(89.7)
(733.4)          (669.8)           (823.1)
(2,286.9)
-
Normal
taxation
(135.9)
(660.7)          (591.2)           (796.6)
(1,268.7)
-
Deferred
taxation
46.2
(72.7)            (78.6)            (26.5)
(1,018.2)
Net (loss)/profit from continuing operations
(1,235.1)
306.9           909.0
(928.2)
1,321.8
Net profit from discontinued operations
-
2,553.8           815.2
2,553.8
2,562.6
Net profit from discontinued operations
-
489.9           815.2             489.9
2,562.6
Net profit on distribution of discontinued operations
-
2,063.9                 -
2,063.9
-
Net (loss)/profit
(1,235.1)
2,860.7        1,724.2           1,625.6
3,884.4
Attributable to:
- Owners of the parent
(1,169.4)
2,789.5        1,652.5           1,620.1
3,781.2
- Non-controlling interest
(65.7)
71.2            71.7                 5.5
103.2
Non-recurring items:
Profit on sale of investments
2.3
-                 -
2.3
-
Profit on sale of assets
0.5
0.8              0.3                 1.3
2.0
Restructuring costs
(76.2)
(47.2)          (45.6)
(123.4)
(76.0)
Impairment of stockpiles
(538.7)
-                 -
(538.7)
-
Impairment of investments and assets
(621.6)
(12.8)          (73.9)
(634.4)
(91.2)
Other
(83.9)
(330.5)                 -
(414.4)
-
Total non-recurring items
(1,317.6)
(389.7)         (119.2)
(1,707.3)
(165.2)
Taxation
415.6
17.2             14.1
432.8
23.2
Net non-recurring items after tax and non-controlling interests
(902.0)
(372.5)         (105.1)
(1,274.5)
(142.0)
Net (loss)/earnings from continuing operations
(1,169.4)
235.7           837.3
(933.7)
1,218.4
Net earnings from discontinued operations
-
2,553.8           815.2
2,553.8
2,562.8
Net (loss)/earnings per share (cents) from continuing operations
(159)
32              114
(127)
168
Net earnings per share (cents) from discontinued operations
-
349             112                349
353
Diluted (loss)/earnings per share (cents) from continuing operations
(159)
32             114
(127)
166
Diluted earnings per share (cents) from discontinued operations
-
348             112                348
352
Headline (loss)/earnings from continuing operations
(762.9)
245.5           911.2
(517.4)
1,308.2
Headline earnings from discontinued operations
-
489.7           814.9             489.7
2,562.5
Headline (loss)/earnings per share (cents) from continuing operations
(105)
34              125               (71)
181
Headline earnings per share (cents) from discontinued operations
-
67              111                 67
352
Diluted headline (loss)/earnings per share (cents) from continuing operations
(105)
33              125               (72)
181
Diluted headline earnings per share (cents) from discontinued operations
-
67              111                 67
351
Net (loss)/earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations
(311.9)
607.5           940.7             295.6
1,405.6
Net (loss)/earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) –
continuing operations
(43)
83              129                  40
194
Gold sold – managed
kg
14,441
15,410         16,232            29,851
32,723
Gold price received
R/kg
418,108
464,549        409,857          442,082
414,956
Total cash cost
R/kg
259,405
234,036        196,926          246,401
193,167

| Gold Fields Results
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Six months to
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Net (loss)/profit
(143.9)
321.8
212.6
177.7
490.6
Other comprehensive expenses net of tax
(369.2)
(265.3)
(513.4)
(634.5)
(127.2)
Marked to market valuation of listed investments
(5.4)
1.5
(2.3)
(3.9)
6.4
Currency translation adjustments and other
(365.1)
(266.0)
(512.7)
(631.1)
(134.2)
Deferred taxation on marked to market valuation of listed investments
1.3
(0.8)
1.6
0.5
0.6
Total comprehensive (expenses)/income
(513.1)
56.5
(300.8)
(456.8)
363.4
Attributable to:
- Owners of the parent
(506.7)
48.4
(312.8)
(458.5)
336.6
- Non-controlling interest
(6.4)
8.1
12.0
1.7
26.8
(513.1)
56.5
(300.8)
(456.8)
363.4
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Six months to
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Net (loss)/profit
(1,235.1)
2,860.7
1,724.2
1,625.6
3,884.4
Other comprehensive income net of tax
338.2
1,581.9
912.4
1,920.1
540.6
Marked to market valuation of listed investments
(49.4)
13.7
(17.2)
(35.7)
50.3
Currency translation adjustments and other
376.3
1,574.9
917.0
1,951.2
485.7
Deferred taxation on marked to market valuation of listed investments
11.3
(6.7)
12.6
4.6
4.6
Total comprehensive (expenses)/income
(869.9)
4,442.6
2,636.6
3,545.7
4,425.0
Attributable to:
- Owners of the parent
(1,022.9)
4,219.1
2,401.1
3,196.2
4,158.0
- Non-controlling interest
126.0
223.5
235.5
349.5
267.0
(896.9)
4,442.6
2,636.6
3,545.7
4,425.0
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES
DOLLARS
SOUTH AFRICAN
RAND
June
2013
Restated
December
2012
June
2013
Restated
December
2012
Property, plant and equipment
5,810.3
6,258.4
58,974.8
53,633.8
Goodwill
439.3
520.3
4,458.9
4,458.9
Non-current assets
116.6
106.3
1,183.9
910.6
Investments
277.9
270.5
2,821.0
2,318.1
Deferred taxation
36.8
41.6
373.4
356.0
Current assets
1,146.9
3,875.5
11,641.7
33,212.9
- Other current assets
704.2
887.3
7,148.0
7,604.1
- Cash and deposits
442.7
606.3
4,493.7
5,195.6
- Assets held for distribution
-
2,381.9
-
20,413.2
Total assets
7,827.8
11,072.6
79,453.7
94,890.3
Shareholders’ equity
4,448.6
6,191.0
45,154.2
53,056.5
Deferred taxation
567.0
589.5
5,755.3
5,052.0
Long-term loans
1,953.9
1,828.8
19,831.8
15,672.9
Environmental rehabilitation provisions
237.5
248.8
2,410.7
2,131.6
Other long-term provisions
10.4
13.9
105.5
119.0
Current liabilities
610.4
2,200.6
6,196.2
18,858.3
- Other current liabilities
465.2
719.3
4,722.2
6,164.1
- Current portion of long-term loans
145.2
40.0
1,474.0
342.8
- Liabilities held for distribution
-
1,441.3
-
12,351.4
Total equity and liabilities
7,827.8
11,072.6
79,453.7
94,890.3
US dollar conversion rate/South African rand
10.15
8.57
South African rand/Australian dollar conversion rate
9.36
8.92
Net debt
1,656.4
1,262.5
16,812.1
10,820.1

Gold Fields Results |

Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
4,599.9
(700.8)
2,093.2
210.5
6,202.8
Prior year adjustment
-
-
(10.6)
(1.2)
(11.8)
Total comprehensive income/(expenses)
-
(635.6)
177.1
1.7
(456.8)
Profit for the period
-
-
177.1
0.6
177.7
Other comprehensive (expenses)/income
-
(635.6)
-
1.1
(634.5)
Dividends paid
-
-
(61.2)
(0.8)
(62.0)
Distribution in specie
(1,256.9)
-
-
-
(1,256.9)
Share-based
payments
-
30.3                          -                           -
30.3
Transactions with non-controlling interest
-
-
-
(1.2)
(1.2)
Loans received from non-controlling interest
-
-
-
3.5
3.5
Exercise of employee share options
0.7
-
-
-
0.7
Balance as at 30 June 2013
3,343.7
(1,306.1)
2,198.5
212.5
4,448.6
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
31,542.3
3,773.2
16,038.0
1,803.9
53,157.4
Prior year adjustment
-
(25.0)
(66.3)
(9.6)
(100.9)
Total comprehensive income
-
1,576.1
1,620.1
349.5
3,545.7
Profit for the period
-
-
1,620.1
5.5
1,625.6
Other comprehensive income
-
1,576.1
-
344.0
1,920.1
Dividends paid
-
-
(557.9)
(7.3)
(565.2)
Distribution in specie
(11,186.9)
-
-
-
(11,186.9)
Share-based payments
-
277.6
-
-
277.6
Transactions with non-controlling interest
-
-
-
(11.3)
(11.3)
Loans received from non-controlling interest
-
-
-
31.6
31.6
Exercise of employee share options
6.2
-
-
-
6.2
Balance as at 30 June 2013
20,361.6
5,601.9
17,033.9
2,156.8
45,154.2
UNITED STATES DOLLARS
Restated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6
Prior year adjustment
-
0.3
(20.9)
-
(20.6)
Total comprehensive (expenses)/income
-
(140.9)
477.5
26.8
363.4
Profit for the period
-
-
477.5
13.0
490.5
Other comprehensive (expenses)/income
-
(140.9)
-
13.8
(127.1)
Dividends declared
-
-
(221.5)
(2.7)
(224.2)
Share-based
payments
-
42.6                          -                          -
42.6
Transactions with non-controlling interest
-
-
-
0.1
0.1
Loans received from non-controlling interest
-
-
-
10.0
10.0
Exercise of employee share options
1.5
-
-
-
1.5
Balance as at 30 June 2012
4,599.4
(703.6)
2,009.9
178.7
6,084.4
SOUTH AFRICAN RAND
Restated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
Prior year adjustment
-
(16.3)
(151.2)
-
(167.5)
Total comprehensive income
-
376.8
3,781.2
267.0
4,425.0
Profit for the period
-
-
3,781.2
103.2
3,884.4
Other comprehensive income
-
376.8
-
163.8
540.6
Dividends declared
-
-
(1,677.3)
(22.8)
(1,700.1)
Share-based payments
-
337.5
-
-
337.5
Transactions with non-controlling interest
-
-
-
0.7
0.7
Loans received from non-controlling interest
-
-
-
79.4
79.4
Exercise of employee share options
11.9
-
-
-
11.9
Balance as at 30 June 2012
31,538.2
2,763.5
15,247.8
1,498.9
51,048.4

| Gold Fields Results
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Six months to
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Cash flows from operating activities
(42.4)
230.5            513.4            187.9
870.0
Profit before royalties, tax and non-recurring items
33.1
188.6            237.0            221.6
533.5
Non-recurring items
(142.8)
(43.8)            (14.9)
(186.6)
(20.9)
Amortisation and depreciation
143.2
136.5            114.0            279.7
235.7
South Deep BEE dividend paid
(2.2)
-              (2.5)             (2.2)
(2.5)
Change in working capital
(56.6)
54.8              34.1             (1.8)
(14.4)
Royalties and taxation paid
(141.1)
(135.4)          (163.5)          (276.5)
(272.4)
Other non-cash items
124.0
(1.2)             25.1
122.8
38.4
Cash (utilised in)/generated by continuing operations
(42.4)
199.6            229.2            157.0
497.3
Cash generated by discontinued operations
-
30.9            284.2              30.9
372.7
Dividends paid
-
(62.0)
(0.2)
(62.0)
(224.7)
Owners of the parent
-
(61.2)                  -
(61.2)
(221.5)
Non-controlling interest holders
-
(0.8)             (0.2)              (0.8)
(3.2)
Cash flows from investing activities
(187.5)
(311.6)
(417.5)
(499.1)
(866.0)
Capital expenditure – additions
(187.2)
(244.4)          (310.3)          (431.6)
(562.5)
Capital expenditure – proceeds on disposal
0.1
0.1             (0.2)                0.2
-
Payment to FSE
-
-                  -                    -
(110.0)
Payment to Bezant
-
(10.0)                  -
(10.0)
-
La Cima non-controlling interest buy-out
-
-                  -                    -
-
Purchase of investments
(0.9)
(1.6)             (0.7)              (2.5)
(0.8)
Proceeds on disposal of investments
1.4
0.2               0.5                1.6
1.1
Environmental and post-retirement health care payments
(0.9)
(1.0)             (0.9)              (1.9)
(2.2)
Cash utilised in continuing operations
(187.5)
(256.8)          (311.6)           (444.2)
(674.5)
Cash utilised in discontinued operations
-
(54.9)          (105.9)             (54.9)
(191.5)
Cash flows from financing activities
131.4
154.8
46.4
286.2
276.4
Loans received
141.1
2,832.7            793.0
2,973.8
906.3
Loans repaid
(10.0)
(2,720.8)          (752.0)
(2,730.8)
(770.0)
Non-controlling interest holders’ loans received
-
3.5               4.1               3.5
10.0
Shares issued
0.3
0.4               1.3                0.7
1.5
Cash generated by continuing operations
131.4
115.8              46.4
247.2
147.8
Cash generated by discontinued operations
-
39.0                  -
39.0
128.6
Net cash (outflow)/inflow
(98.5)
11.7            142.0           (87.0)
55.7
Net cash outflow from continuing operations
(98.5)
(3.4)            (36.2)
(102.0)
(254.1)
Net cash inflow from discontinued operations
-
15.0            178.3              15.0
309.8
Cash distributed on unbundling of Sibanye
-
(106.4)                  -
(106.4)
-
Translation adjustment
(27.3)
7.6            (26.9)            (19.5)
(4.9)
Cash at beginning of period
568.5
655.6            679.7            655.6
744.0
Cash at end of period
442.7
568.5            794.8             442.7
794.8
* Cash flow from operating activities less capital expenditure additions for continuing operations
(229.6)
(44.8)           (81.1)
(274.4)
(65.2)

Gold Fields Results |

Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
Six months to
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Cash flows from operating activities
(382.4)
2,138.6         4,188.4         1,756.2
6,905.2
Profit before royalties, tax and non-recurring items
349.9
1,677.1         1,920.6         2,027.0
4,224.6
Non-recurring items
(1,317.6)
(389.7)          (119.2)
(1,707.3)
(165.2)
Amortisation and depreciation
1,345.6
1,213.8           920.7
2,559.4
1,865.7
South Deep BEE dividend paid
(20.0)
-           (20.0)             (20.0)
(20.0)
Change in working capital
(504.9)
488.0           262.4             (16.9)
(114.7)
Royalties and taxation paid
(1,367.7)
(1,123.3)       (1,296.3)        (2,491.0)
(2,157.4)
Other non-cash items
1,132.3
(8.9)            201.5
1,123.4
304.2
Cash (utilised in)/generated by continuing operations
(382.4)
1,857.0          1,869.7         1,474.6
3,937.2
Cash generated by discontinued operations
-
281.6          2,318.7            281.6
2,968.0
Dividends paid
-
(565.2)
(1.9)
(565.2)
(1,703.4)
Owners of the parent
-
(557.9)                  -
(557.9)
(1,677.3)
Non-controlling interest holders
-
(7.3)             (1.9)              (7.3)
(26.1)
Cash flows from investing activities
(1,779.2)
(2,772.8)
(3,356.2)
(4,552.0)
(6,819.6)
Capital expenditure – additions
(1,776.4)
(2,172.8)       (2,494.5)        (3,949.2)
(4,453.7)
Capital expenditure – proceeds on disposal
1.2
0.8             (1.5)               2.0
(0.1)
Payment to FSE
-
-                  -                   -
(833.8)
Payment to Bezant
-
(90.8)                  -
(90.8)
-
La Cima non-controlling interest buy-out
-
-                   -                  -
(0.1)
Purchase of investments
(8.7)
(14.6)             (5.5)
(23.3)
(6.5)
Proceeds on disposal of investments
12.7
1.5               4.3
14.2
8.7
Environmental and post-retirement health care payments
(8.0)
(9.2)             (7.5)
(17.2)
(17.5)
Cash utilised in continuing operations
(1,779.2)
(2,285.1)       (2,504.7)        (4,064.3)
(5,303.0)
Cash utilised in discontinued operations
-
(487.7)          (851.5)           (487.7)
(1,516.6)
Cash flows from financing activities
1,283.4
1,423.4
371.2
2,706.8
2,115.6
Loans received
1,382.4
25,045.6         6,232.3
26,428.0
7,091.1
Loans repaid
(101.5)
(24,007.5)       (5,904.9)
(24,109.0)
(6,041.8)
Non-controlling interest holders’ loans received
-
31.6              33.6              31.6
79.4
Shares issued
2.5
3.7              10.2               6.2
11.9
Cash generated by continuing operations
1,283.4
1,073.4            371.2
2,356.8
1,140.6
Cash generated by discontinued operations
-
350.0                   -
350.0
975.0
Net cash (outflow)/inflow
(878.2)
224.0          1,201.4          (654.2)
497.7
Net cash (outflow)/inflow from continuing operations
(878.2)
80.1           (265.7)          (798.1)
(1,928.6)
Net cash inflow from discontinued operations
-
143.9          1,467.2            143.9
2,426.4
Cash distributed on unbundling of Sibanye
-
(946.1)                   -
(946.1)
-
Translation adjustment
95.8
379.7             315.3           475.5
121.9
Cash at beginning of period
5,276.1
5,618.5          5,151.9         5,618.5
6,049.0
Cash at end of period
4,493.7
5,276.1          6,668.6          4,493.7
6,668.6
* Cash flow from operating activities less capital expenditure additions for continuing operations
(2,158.8)
(315.8)           (624.9)
(2,474.6)
(516.5)

| Gold Fields Results
Reconciliation of headline earnings from continuing operations with net earnings from continuing operations
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year to date
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Net (loss)/earnings from continuing operations
(128.5)
26.5            105.0
(102.0)
153.9
Profit on sale of investments
(0.3)
-                  -
(0.3)
-
Taxation effect on sale of investments
0.2
-                  -
0.2
-
Profit on sale of assets
-
(0.1)             (0.1)              (0.1)
(0.3)
Taxation effect on sale of assets
-
-                  -                   -
0.1
Impairment of investments and assets
67.8
1.4              9.3
69.2
11.5
Taxation on impairment of investments and assets
(23.4)
(0.2)                 -
(23.6)
-
Headline (loss)/earnings from continuing operations
(84.2)
27.6           114.2             (56.6)
165.2
Headline (loss)/earnings per share – cents
(12)
4                18                 (8)
23
Based on headline (loss)/earnings as given above divided by 735,823,756 (March 2013 –
731,207,454 and June 2012 – 728,425,816) being the weighted average number of ordinary shares in issue.
SOUTH AFRICAN RAND
Quarter
Year to date
June
2013
March
2013
Restated
June
2012
June
2013
Restated
June
2012
Net (loss)/earnings from continuing operations
(1,169.4)
235.7            837.3
(933.7)
1,218.4
Profit on sale of investments
(2.3)
-                   -
(2.3)
-
Taxation effect on sale of investments
1.5
-                   -
1.5
-
Profit on sale of assets
(0.5)
(0.8)              (0.3)             (1.3)
(2.0)
Taxation effect on sale of assets
0.2
0.2               0.3                0.4
0.6
Impairment of investments and assets
621.6
12.8             73.9
634.4
91.2
Taxation on impairment of investments and assets
(214.0)
(2.4)                  -
(216.4)
-
Headline (loss)/earnings from continuing operations
(762.9)
245.5            911.2
(517.4)
1,308.2
Headline (loss)/earnings per share – cents
(105)
34               125              (71)
181
Based on headline (loss)/earnings as given above divided by 735,823,756 (March 2013 –
731,207,454 and June 2012 – 728,425,816) being the weighted average number of ordinary shares in issue.
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward exchange contracts*
Outstanding contracts at the end of June 2013 were as follows:
In May 2013, US$120 million of expected gold revenue for the September and December 2013 quarters was sold forward on behalf of South Deep at an average forward rate of R9.9732, with monthly deliveries of US$20 million starting 22 July 2013 until 21 December 2013.
The mark to market value at the end of June 2013 was negative US$3.8 million.
Diesel hedge
Australia
On 1 May 2013, St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM cash settled swap transaction contract for 7,500 barrels per month effective 1 June 2013 until 31 March 2014 at a fixed price of US$115.00 per barrel.
At end of June 2013 the mark to market value on 67,500 barrels was positive US$0.2 million.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
The table below shows the debt maturity profile of Gold Fields reflecting the new dollar facilities that have been negotiated for the Group post unbundling.
Figures are in millions unless otherwise stated
31 Dec 2013
31 Dec 2014
31 Dec 2015
1 Jan 2016
to
31 Dec 2020
Total
Uncommitted and committed loan facilities (including US$ bond)
US dollar million
20.0                  75.0
750.0 1,709.4
2,554.4
Rand million
1,350.0                       -                      -
2,000.0
3,350.0
Dollar debt translated to rand 133.0 - - 197.0
330.0
Total (US$’m)
153.0                  75.0
750.0
1,906.4
2,884.4
Utilisation – Uncommitted and committed loan facilities (including US$ bond)
US dollar million
20.0                   60.0
750.0 1,080.4
1,910.4
Rand million
865.0                       -                       -
1,050.0
1,915.0
Rand debt translated to dollar 85.2 - - 103.5
188.7
Total (US$’m)
105.2                  60.0
750.0
1,183.9
2,099.1
Exchange rate: US$1 = R10.15 being the closing rate at the end of the June 2013 quarter.

Gold Fields Results |

Total cash cost
Gold Industry Standards Basis
Figures are in US dollar millions unless otherwise stated
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
South
Deep
Total                Tarkwa
Damang
Cerro
Corona
Total St
Ives Agnew
Operating costs
(1)
June 2013
(397.0)
(84.9)
(150.0)
(116.2)
(33.8)
(39.1)
(122.9)
(89.2)
(33.7)
March 2013
(401.9)
(76.4)
(164.9)
(123.1)
(41.8)
(42.3)
(118.3)
(85.6)
(32.7)
Year to date
(798.9)
(161.3)
(314.9)
(239.3)
(75.6)
(81.4)
(241.2)
(174.8)
(66.4)
Gold-in-process and
June 2013
(0.6)
-
(9.6)
(8.2)
(1.4)
7.3
1.7
1.9
(0.2)
inventory change*
March 2013
2.7
-
(1.2)
(8.2)
7.0
4.1
(0.2)
(1.5)
1.3
Year to date
2.1
-
(10.8)
(16.4)
5.6
11.4
1.5
0.4
1.1
Less:
June 2013
(3.1)
(0.3)
(1.6)
(1.3)
(0.3)
(0.2)
(1.0)
(0.8)
(0.2)
Rehabilitation costs
March 2013
(3.2)
(0.4)
(1.5)
(1.3)
(0.2)
(0.3)
(1.0)
(0.8)
(0.2)
Year to date
(6.3)
(0.7)
(3.1)
(2.6)
(0.5)
(0.5)
(2.0)
(1.6)
(0.4)
General and
June 2013
(15.1)
(1.4)
(7.1)
(5.6)
(1.5)
(0.3)
(6.3)
(3.9)
(2.3)
admin
March 2013
(18.0)
(1.6)
(9.2)
(7.0)
(2.2)
(1.0)
(6.2)
(4.4)
(1.9)
Year to date
(33.1)
(3.0)
(16.3)
(12.6)
(3.7)
(1.3)
(12.5)
(8.3)
(4.2)
Plus:
June 2013
(18.7)
(0.6)
(12.1)
(9.8)
(2.3)
(1.3)
(4.8)
(3.3)
(1.4)
Royalties
March 2013
(27.8)
(0.5)
(17.4)
(13.9)
(3.5)
(4.1)
(5.7)
(4.2)
(1.6)
Year to date
(46.4)
(1.1)
(29.5)
(23.7)
(5.8)
(5.4)
(10.5)
(7.5)
(3.0)
TOTAL CASH COST
(2)
June 2013
(398.1)
(83.8)
(163.0)
(127.3)
(35.7)
(32.6)
(118.8)
(85.9)
(32.9)
March 2013
(405.7)
(74.9)
(172.8)
(136.9)
(35.9)
(41.0)
(116.9)
(86.1)
(30.8)
Year to date
(803.8)
(158.7)
(335.8)
(264.2)
(71.6)
(73.5)
(235.7)
(172.0)
(63.7)
Plus:
June 2013
(140.8)
(26.3)
(41.8)
(34.0)
(7.8)
(9.7)
(63.1)
Amortisation*
March 2013
(137.2)
(21.8)
(40.8)
(33.0)
(7.8)
(11.0)
(63.5)
Year to date
(278.0)
(48.1)
(82.6)
(67.0)
(15.6)
(20.7)
(126.6)
Rehabilitation
June 2013
(3.1)
(0.3)
(1.6)
(1.3)
(0.3)
(0.2)
(1.0)
March 2013
(3.2)
(0.4)
(1.5)
(1.3)
(0.2)
(0.3)
(1.0)
Year to date
(6.3)
(0.7)
(3.1)
(2.6)
(0.5)
(0.5)
(2.0)
TOTAL PRODUCTION
June 2013
(542.0)
(110.4)
(206.4)
(162.6)
(43.8)
(42.4)
(182.8)
COST
(3)
March 2013
(546.0)
(97.1)
(215.2)
(171.3)
(43.9)
(52.3)
(181.5)
Year to date
(1,088.1)
(207.5)
(421.5)
(333.8)
(87.7)
(94.7)
(364.3)
Gold sold
June 2013
464.3
77.8
171.0
139.2
31.8
64.7
150.8
97.7
53.0
– thousand ounces
March 2013
495.4
63.0
213.4
170.1
43.3
73.3
145.7
102.0
43.7
Year to date
959.6
140.8
384.4
309.3
75.1
138.0
296.5
199.8
96.7
TOTAL CASH COST
June 2013
857
1,077
953
915
1,123
503
788
879
619
– US$/oz
March 2013
819
1,189
810
805
830
560
802
844
705
Year to date
838
1,127
874
854
953
533
795
861
659
TOTAL CASH COST
June 2013
259,405
325,701
288,453
276,736
339,763
152,176
238,283
265,927
187,351
– R/kg
March 2013
234,036
339,969
231,451
229,994
237,166
160,026
229,252
241,147
201,472
Year to date
246,401
331,616
256,995
251,333
280,310
156,785
233,828
253,225
193,772
TOTAL PRODUCTION
June 2013
1,167
1,419
1,207
1,168
1,378
656
1,212
COST– US$/oz
March 2013
1,102
1,541
1,008
1,006
1,015
714
1,245
Year to date
1,134
1,474
1,097
1,079
1,167
687
1,229
TOTAL PRODUCTION
June 2013
353,191
429,334
364,178
353,401
416,750
198,432
366,736
COST– R/kg
March 2013
315,016
440,480
288,142
287,677
289,985
204,125
355,901
Year to date
333,555
433,584
322,576
317,532
343,348
201,980
361,411
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R9.41 and US$1 = R8.89 for the June 2013 and March 2013 quarters respectively.

| Gold Fields Results
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total                           Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
June 2013
8,794
640
5,272                          4,353              919
1,591
March 2013 9,535 520 5,978
5,018              960
1,624
Year to date 18,329 1,160
11,250                          9,371           1,879
3,215
Yield (ounces per tonne)
June 2013
0.053
0.122
0.032                          0.032           0.035
0.044
March 2013 0.052 0.121
0.036                          0.034           0.045
0.047
Year to date
0.053 0.121
0.034                          0.033           0.040
0.046
Gold produced (000 ounces)
June 2013
469.5
77.8
171.0                          139.2             31.8
70.0
March 2013 499.0 63.0
213.4                          170.1             43.3
76.9
Year to date
968.6 140.8

384.4                          309.3              75.1
146.8
Gold sold (000 ounces)
June 2013
464.3
77.8
171.0
139.2             31.8
64.7
March 2013 495.4 63.0
213.4                          170.1              43.3
73.3
Year to date 959.7 140.8
384.4                          309.3               75.1
138.0
Gold price received (dollars per ounce)
June 2013
1,372
1,439
1,415
1,413            1,422
1,001
March 2013
1,625 1,646
1,630                          1,630             1,634
1,582
Year to date 1,503 1,532
1,535                          1,532             1,545
1,309
Total cash cost (dollars per ounce)
June 2013
857
1,077
953                            915
1,123
503
March 2013 819 1,189
810                            805                830
560
Year to date 838 1,127
874                            854                953
533
Notional cash expenditure (dollar per ounce)
June 2013
1,227
1,871
1,207                          1,123            1,576
781
March 2013 1,271 2,195
1,237                          1,217            1,317
728
Year to date 1,249 2,017
1,224                          1,175            1,426
754
Operating costs (dollar per tonne)
June 2013
45
132
29                              27                 37
25
March 2013 42 147
28                              25                 44
26
Year to date
44 139
28                              26                 40
25
All-in-sustaining costs (dollar per ounce)
June 2013
1,402
1,558
1,712                          1,592            2,241
587
March 2013 1,289 1,823
1,358                          1,389            1,240
150
Year to date
1,344 1,676
1,516                          1,480            1,664
352
All-in-costs (dollar per ounce)
June 2013
1,462
1,894
1,712
      1,592            2,241
587
March 2013 1,344 2,223
1,358                          1,389            1,240
150
Year to date 1,401 2,042
1,516                          1,480            1,664
352
Financial Results ($ million)
Revenue
June 2013
637.1
111.9
241.9                          196.6              45.3
64.8
March 2013 805.2 103.7
348.0                          277.2              70.8
115.9
Year to date
1,442.2 215.6
589.9                          473.8            116.1
180.7
Net operating costs
June 2013
(396.9)
(84.9)
(161.9)                       (126.1)           (35.8)
(29.9)
March 2013 (401.2) (76.4)
(168.7)                       (134.5)            (34.2)
(37.5)
Year to date
(798.2) (161.3)
(330.6)                       (260.6)            (70.0)
(67.4)
- Operating costs
June 2013
(397.0)
(84.9)
(150.0)
      (116.2)            (33.8)
(39.1)
March 2013 (401.9) (76.4)
(164.9)                       (123.1)            (41.8)
(42.3)
Year to date
(798.9) (161.3)
(314.9)                       (239.3)            (75.6)
(81.4)
- Gold inventory change
June 2013
-
-
(11.9)
     (9.9)               (2.0)
9.2
March 2013 0.8 -
(3.8)                        (11.4)
7.6 4.8
Year to date 0.8 -
(15.7)                         (21.3)
5.6 14.0
Operating profit
June 2013
240.2
27.0
80.0                            70.5                 9.5
34.9
March 2013
404.0 27.3
179.3                           142.7              36.6
78.5
Year to date 644.0 54.3
259.3                           213.2              46.1
113.3
Amortisation of mining assets
June 2013
(141.7)
(26.3)
(39.7)                          (32.5)             (7.2)
(11.6)
March 2013 (135.2) (21.8)
(38.2)                          (29.8)             (8.4)
(11.8)
Year to date (276.9) (48.1)
(77.9)                          (62.3)            (15.6)
(23.4)
Net operating profit
June 2013
98.5
0.7
40.3                             38.0                2.3
23.3
March 2013 269.0 5.6
141.0                            112.9              28.2
66.7
Year to date 367.3 6.2
181.4                            150.9              30.5
89.9
Other expenses
June 2013
(19.0)
(8.7)
(5.7)                           (3.6)              (2.1)
(4.5)
March 2013 (14.6) (2.4)
(6.7)                           (4.4)              (2.4)
(3.2)
Year to date
(33.7) (11.1)
(12.5)                           (8.0)               (4.5)
(7.7)
Profit before royalties and taxation
June 2013
79.5
(8.0)
34.6
     34.4                  0.2
18.8
March 2013 254.3 3.2
134.3                          108.5                25.8
63.5
Year to date 333.6 (4.9)
168.9                          142.9                26.0
82.2
Royalties, mining and income taxation
June 2013
(22.3)
0.7
20.7
     18.6                   2.1
(29.8)
March 2013
(106.2) (0.8)
(57.6)                         (46.2)             (11.4)
(27.3)
Year to date (128.4) (0.1)
(37.0)                         (27.7)               (9.3)
(57.1)
- Normal taxation
June 2013
2.5
-
14.3                             10.1                 4.2
(11.8)
March 2013
(56.4) -
(34.1)                          (28.1)               (6.0)
(22.3)
Year to date (53.9) -
(19.8)                         (18.0)                (1.8)
(34.1)
- Royalties
June 2013
(18.7)
(0.6)
(12.1)                            (9.8)                (2.3)
(1.3)
March 2013
(27.8) (0.5)
(17.4)                          (13.9)                (3.5)
(4.1)
Year to date (46.4) (1.1)
(29.5)                          (23.7)                (5.8)
(5.4)
- Deferred taxation
June 2013
(6.1)
1.3
18.5                             18.3                  0.2
(16.8)
March 2013 (21.9) (0.3)
(6.2)                            (4.3)                (1.9)
(0.9)
Year to date (28.1) 1.0
12.3                             14.0                (1.7)
(17.7)
Profit before non-recurring items
June 2013
57.2
(7.3)
55.3                              53.0                  2.2
(11.0)
March 2013 148.2 2.4
76.7                              62.3                14.4
36.1
Year to date
205.2 (5.0)
131.9                             115.2                16.6
25.1
Non-recurring items
June 2013
(130.6)
(2.2)
(127.8)
          (112.1)           (15.7)
-
March 2013 (6.4) (3.7)
(1.5)                              (1.7)                0.2
(0.6)
Year to date
(137.1) (5.9)
(129.3)                           (113.8)           (15.5)
(0.6)
Net profit
June 2013
(73.4)
(9.4)
(72.5)
          (59.0)           (13.5)
(11.0)
March 2013 141.8 (1.3)
75.2                                60.6             14.6
35.5
Year to date 68.1 (10.8)
2.7                                1.5                 1.1
24.6
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
June 2013
11.9
(7.9)
11.4                              14.4              (3.0)
(10.6)
March 2013 147.4 1.2
77.0                              62.2               14.8
36.1
Year to date 159.3 (6.7)
88.4                               76.6              11.8
25.5
Capital expenditure
June 2013
(179.1)
(60.7)
(56.4)
(40.0)             (16.4)
(15.6)
March 2013 (232.2) (61.9)
(99.2)                            (84.0)             (15.2)
(13.7)
Year to date (411.3) (122.6)
(155.6)                          (124.0)              (31.6)
(29.3)
Average exchange rates were US$1 = R9.41 and US$1 = R8.89 for the June 2013 and March 2013 quarters respectively.
The Australian dollar exchange rates were A$1 = R9.42 and A$1 = R9.22 for the June 2013 and March 2013 quarters respectively.

Gold Fields Results |

Operating and financial results
UNITED STATES DOLLARS
Australasia Region
#
AUSTRALIAN DOLLARS
Australia
Australasia Region
#
Total St
Ives                        Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
June 2013
1,291
1,073
218
1,291                  1,073
218
March 2013
1,413                      1,233                            180
1,413                   1,233                              180
Year to date
2,704                      2,306                           398
2,704                  2,306                              398
Yield (ounces per tonne)
June 2013
0.117
0.091
0.243
0.117                  0.091
0.243
March 2013
0.103                       0.083                        0.243
0.103                  0.083                           0.243
Year to date
0.110                       0.087                        0.243
0.110                  0.087                           0.243
Gold produced (000 ounces)
June 2013
150.8
97.7
53.0
150.8                    97.7
53.0
March 2013
145.7                       102.0                          43.7
145.7                  102.0                             43.7
Year to date
296.5                       199.8                          96.7
296.5                  199.8                             96.7
Gold sold (000 ounces)
June 2013
150.8
97.7
53.0
150.8                    97.7
53.0
March 2013
145.7                       102.0                         43.7
145.7                  102.0                             43.7
Year to date
296.5                       199.8                         96.7
296.5                  199.8                             96.7
Gold price received (dollars per ounce)
June 2013
1,449
1,444
1,457
1,452                   1,450
1,456
March 2013
1,631                        1,631                      1,630
1,572                   1,573                           1,571
Year to date
1,538                       1,539                       1,535
1,511                   1,513                          1,509
Total cash cost (dollars per ounce)
June 2013
788
879
619
787                     878
619
March 2013
802                          844                          705
773                     814                              680
Year to date
795                          861                          659
781                     846                              647
Notional cash expenditure (dollar per ounce)
June 2013
1,123
1,256
879
1,122                  1,255
878
March 2013
1,206                       1,305                           975
1,163                  1,258                               940
Year to date
1,164                       1,281                           922
1,144                  1,259                              906
Operating costs (dollar per tonne)
June 2013
95
83
155
95                       83
155
March 2013
84                            69
182
81                       67
175
Year to date
89                            76
167
88                       74
164
All-in-sustaining costs (dollar per ounce)
June 2013
1,151
  1,278
918
1,150                   1,276
916
March 2013
1,263                        1,385                          981
1,217                   1,335                              945
Year to date
1,206                       1,333                           946
1,185                   1,309                             929
All-in-costs (dollar per ounce)
June 2013
1,151
1,278
918
1,150                   1,276
916
March 2013
1,263                       1,385                           981
1,217                   1,335                             945
Year to date
1,207                      1,333                            946
1,185                   1,309                              929
Financial Results ($ million)
Revenue
June 2013
218.4                       141.1                          77.3
                     219.0                   141.7                             77.3
March 2013
237.6                       166.4                          71.2
229.1                   160.5                             68.7
Year to date
456.0                       307.5                        148.5
448.2                   302.2                           146.0
Net operating costs
June 2013
(120.2)                     (86.4)                        (33.8)
(120.4)                  (86.5)                          (33.9)
March 2013
(118.6)                      (87.8)                       (30.7)
(114.3)                  (84.7)                          (29.6)
Year to date
(238.8)                    (174.2)                       (64.6)
(234.7)                 (171.2)                         (63.5)
- Operating costs
June 2013
(122.9)                      (89.2)                       (33.7)
(123.0)                   (89.2)                         (33.8)
March 2013
(118.3)                      (85.6)                       (32.7)
(114.1)                   (82.6)                         (31.5)
Year to date
(241.2)                    (174.8)                       (66.4)
(237.1)                 (171.8)                         (65.3)
- Gold inventory change
June 2013
2.7                         2.8
(0.1)
                        2.6                        2.7
(0.1)
March 2013
(0.2)                      (2.2)                            1.9
(0.2)                    (2.1)                             1.9
Year to date
2.4                         0.6                            1.8
2.4                       0.6                             1.8
Operating profit
June 2013
98.2
54.8
43.5
98.6                      55.3
43.3
March 2013
119.1                         78.6                          40.6
114.9                      75.8                           39.1
Year to date
217.2                       133.4                          84.0
213.5                       131.                       1 82.4
Amortisation of mining assets
June 2013
(64.1)
(64.2)
March 2013 (63.4) (61.1)
Year to date (127.5) (125.3)
Net operating profit
June 2013
34.1
34.4
March 2013 55.7 53.8
Year to date
89.7 88.2
Other expenses
June 2013
-
(0.1)
March 2013 (2.3) (2.2)
Year to date (2.3) (2.3)
Profit before royalties and taxation
June 2013
34.1
34.3
March 2013 53.4 51.5
Year to date 87.4 85.9
Royalties, mining and income taxation
June 2013
(13.9)
(14.0)
March 2013
(20.3) (19.6)
Year to date (34.2) (33.6)
- Normal taxation
June 2013
-
-
March 2013 - -
Year to date - -
- Royalties
June 2013
(4.8)
(4.8)
March 2013 (5.7) (5.5)
Year to date (10.5) (10.3)
- Deferred taxation
June 2013
(9.1)
(9.2)
March 2013 (14.6) (14.1)
Year to date (23.7) (23.3)
Profit before non-recurring items
June 2013
20.3
20.3
March 2013 33.0 31.9
Year to date 53.3 52.3
Non-recurring items
June 2013
(0.7)
(0.8)
March 2013 (0.7) (0.6)
Year to date (1.4) (1.4)
Net profit
June 2013
19.5
19.5
March 2013 32.3 31.3
Year to date 51.8 50.9
Net profit excluding gains and losses on
foreign exchange, financial instruments and non-
recurring items
June 2013
19.1                                                                                                19.3
March 2013 33.0 31.9
Year to date 52.1 51.2
Capital expenditure
June 2013
(46.5)                    (33.6)                            (12.9)
                    (46.7)                   (33.9)                        (12.8)
March 2013
(57.4)                   (47.5)                               (9.9)
(55.4)                   (45.8)                          (9.6)
Year to date
(103.9)                    (81.1)                             (22.8)
(102.1)                   (79.7)                         (22.4)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

| Gold Fields Results
Operating and financial results
SOUTH AFRICAN RAND
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total                    Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
June 2013
8,794
640
5,272                   4,353                     919
1,591
March 2013 9,535 520 5,978
5,018                   960
1,624
Year to date
18,329
1,160
11,250                    9,371                1,879
3,215
Yield (grams per tonne)
June 2013
1.7
3.8
1.0
1.0                   1.1
1.4
March 2013 1.6 3.8
1.1                       1.1                    1.4
1.5
Year to date
1.6 3.8
1.1                      1.0                     1.2
1.4
Gold produced (kilograms)
June 2013
14,604
2,420
5,318
4,329                    989
2,176
March 2013 15,522 1,959
6,639                    5,291                1,348
2,391
Year to date
30,126 4,379
11,957                    9,620                2,337
4,567
Gold sold (kilograms)
June 2013
14,441
2,420
5,318
4,329                   989
2,013
March 2013 15,410 1,959
6,639                    5,291               1,348
2,279
Year to date 29,851 4,379
11,957                    9,620                2,337
4,292
Gold price received (Rand per kilogram)
June 2013
418,108
434,380
433,246
  432,294           437,412
309,290
March 2013
464,549 470,597
465,989                 465,753           466,914
452,172
Year to date 442,082 450,582
451,426                 450,696           454,429
385,158
Total cash cost (Rand per kilogram)
June 2013
259,405
325,701
288,453                  276,736          339,763
152,176
March 2013 234,036 339,969
231,451                  229,994          237,166
160,026
Year to date 246,401 331,616
256,995                   251,333         280,310
156,785
Notional cash expenditure (Rand per kilogram)
June 2013
372,199
566,194
365,160                  339,654          476,679
236,356
March 2013 363,188 627,514
353,683                  347,912           376,335
208,072
Year to date 367,556 593,240
360,065                  345,613           419,565
221,699
Operating costs (Rand per tonne)
June 2013
425
1,246
268
252                   348
232
March 2013 375 1,305
245                      218                   387
232
Year to date
399 1,273
256                      234                   368
232
All-in-sustaining costs (Rand per kilogram)
June 2013
424,063
471,288
518,028
  481,507            677,891
177,552
March 2013 368,358 520,938
388,272                 396,879            354,462
42,908
Year to date
395,218 493,119
445,931                 435,362            489,459
103,477
All-in-costs (Rand per kilogram)
June 2013
442,345
573,110
518,028
  481,507           677,891
177,552
March 2013 384,133 636,045
388,272                 396,879           354,462
42,908
Year to date 412,201 600,835
445,931                 435,362           489,459
103,477
Financial Results (Rand million)
Revenue
June 2013
6,037.9
1,051.2
2,304.0                  1,871.4               432.6
622.6
March 2013
7,158.7 921.9
3,093.7                   2,464.3              629.4
1,030.5
Year to date 13,196.6 1,973.1
5,397.7                   4,335.7            1,062.0
1,653.1
Net operating costs
June 2013
(3,736.9)
(797.3)                     (1,525.2)                 (1,189.2)            (336.0)
(283.3)
March 2013 (3,565.7) (678.8)
(1,499.9)                 (1,195.6)            (304.3)
(333.0)
Year to date
(7,302.6)                      (1,476.1)
(3,025.1)                 (2,384.8)            (640.3)
(616.3)
- Operating costs
June 2013
(3,736.7)
(797.3)
(1,415.4)
    (1,095.7)            (319.7)
(368.7)
March 2013 (3,572.8) (678.8)
(1,466.2)                  (1,094.3)            (371.9)
(376.0)
Year to date
(7,309.5)                       (1,476.1)
(2,881.6)                  (2,190.0)            (691.6)
(744.7)
- Gold inventory change
June 2013
(0.2)
-
(109.8)
   (93.5)              (16.3)
85.4
March 2013 7.1 -
(33.7)                   (101.3)
67.6 43.0
Year to date
6.9 -
(143.5)                    (194.8)
51.3
128.4
Operating profit
June 2013
2,301.0
253.9
778.8
682.2                 96.6
339.3
March 2013 3,593.0 243.1
1,593.8                   1,268.7                 325.1
697.5
Year to date 5,894.0 497.0
2,372.6                   1,950.9                 421.7
1,036.8
Amortisation of mining assets
June 2013
(1,331.4)
(246.8)
(372.7)
    (304.7)              (68.0)
(109.1)
March 2013
(1,201.9) (193.6)
(340.0)                    (265.2)              (74.8)
(104.7)
Year to date (2,533.3) (440.4)
(712.7)                    (569.9)            (142.8)
(213.8)
Net operating profit
June 2013
969.6
7.1
406.1                       377.5                 28.6
230.2
March 2013
2,391.1 49.5
1,253.8                    1,003.5               250.3
592.8
Year to date 3,360.7 56.6
1,659.9                     1,381.0               278.9
823.0
Other expenses
June 2013
(177.7)
(80.1)
(54.9)                      (34.6)              (20.3)
(42.1)
March 2013 (130.2) (21.2)
(59.7)                      (38.7)              (21.0)
(28.6)
Year to date (307.9) (101.3)
(114.6)                       (73.3)              (41.3)
(70.7)
Profit before royalties and taxation
June 2013
791.9
(73.0)
351.2
    342.9                   8.3
188.1
March 2013 2,260.9 28.3
1,194.1                        964.8               229.3
564.2
Year to date
3,052.8
(44.7)
1,545.3                     1,307.7               237.6
752.3
Royalties, mining and income taxation
June 2013
(231.0)
6.6
174.0
    157.8                 16.2
(279.9)
March 2013 (943.8) (7.4)
(512.5)                    (411.0)              (101.5)
(243.0)
Year to date (1,174.8)
(0.8)
338.5                    (253.2)                (85.3)
(522.9)
- Normal taxation
June 2013
8.6
-
121.9
    85.3                  36.6
(113.3)
March 2013 (501.5) -
(303.1)                     (249.6)               (53.5)
(198.4)
Year to date (492.9) -
(181.2)                     (164.3)               (16.9)
(311.7)
- Royalties
June 2013
(177.7)
(5.3)
(115.2)
    (93.6)               (21.6)
(12.2)
March 2013 (247.2) (4.6)
(154.7)                     (123.2)               (31.5)
(36.8)
Year to date (424.9) (9.9)
(269.9)                     (216.8)              (53.1)
(49.0)
- Deferred taxation
June 2013
(61.9)
11.9
167.3                        166.1
1.2
(154.4)
March 2013
(195.1) (2.8)
(54.7)                      (38.2)              (16.5)
(7.8)
Year to date (257.0) 9.1
112.6                        127.9               (15.3)
(162.2)
Profit before non-recurring items
June 2013
560.9
(66.4)
525.2                        500.7                 24.5
(91.8)
March 2013 1,317.1 20.9
681.6                        553.8               127.8
321.2
Year to date 1,878.0 (45.5)
1,206.8                      1,054.5               152.3
229.4
Non-recurring items
June 2013
(1,197.5)
(20.8)
(1,169.5)
     (1,025.6)             (143.9)
-
March 2013 (57.3) (32.9)
(13.4)                       (15.4)
2.0 (5.2)
Year to date (1,254.8) (53.7)
(1,182.9)                  (1,041.0)              (141.9)
(5.2)
Net profit
June 2013
(636.6)
(87.2)
(644.3)
    (524.9)              (119.4)
(91.8)
March 2013 1,259.8 (12.0)
668.2                        538.4                129.8
316.0
Year to date 623.2 (99.2)
23.9                          13.5                  10.4
224.2
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
June 2013
146.9
(72.6)
124.6                         148.2               (23.6)
(87.6)
March 2013 1,310.2 11.0
684.4                          552.9               131.5
320.9
Year to date 1,457.1 (61.6)
809.0                          701.1               107.9
233.3
Capital expenditure
June 2013
(1,698.9)
(571.2)
(541.8)
       (388.3)            (153.5)
(146.3)
March 2013 (2,064.6) (550.5)
(881.9)                       (746.5)            (135.4)
(121.5)
Year to date (3,763.5)
(1,121.7)                      (1,423.7)                    (1,134.8)            (288.9)
(267.8)

Gold Fields Results |

Operating and financial results
SOUTH AFRICAN RAND
Australasia Region
#
Australia
Total                     St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
June 2013
1,291
1,073
218
March 2013
1,413                       1,233                         180
Year to date
2,704                       2,306                         398
Yield (grams per tonne)
June 2013
3.6
2.8
7.6
March 2013
3.2                          2.6                          7.6
Year to date
3.4                          2.7                          7.6
Gold produced (kilograms)
June 2013
4,690
3,040
1,650
March 2013
4,533                      3,174                      1,359
Year to date
9,223                      6,214                      3,009
Gold sold (kilograms)
June 2013
4,690
3,040
1,650
March 2013
4,533                       3,174                     1,359
Year to date
9,223                       6,214                     3,009
Gold price received (Rand per kilogram)
June 2013
439,254
438,914
439,879
March 2013
466,049                   466,163                 465,784
Year to date
452,423                    452,832                 451,579
Total cash cost (Rand per kilogram)
June 2013
238,283
265,927
187,351
March 2013
229,252                   241,147                 201,472
Year to date
233,828                   253,225                 193,772
Notional cash expenditure (Rand per kilogram)
June 2013
339,825
379,950
265,898
March 2013
344,694                   372,936                 278,734
Year to date
342,340                   376,730                  271,319
Operating costs (Rand per tonne)
June 2013
895
781
1,456
March 2013
744                         617
1,614
Year to date
816                        693
1,527
All-in-sustaining costs (Rand per kilogram)
June 2013
348,249
386,577
277,589
March 2013
361,018                   395,831                 280,415
Year to date
354,817                  391,984                  278,365
All-in-costs (Rand per kilogram)
June 2013
348,249
386,577
277,589
March 2013
361,018                    395,831                 280,415
Year to date
354,817                    391,984                 278,365
Financial Results (Rand million)
Revenue
June 2013
2,060.1                     1,334.3                    725.8
March 2013
2,112.6                      1,479.6                   633.0
Year to date
4,172.7                      2,813.9                1,358.8
Net operating costs
June 2013
(1,131.1)                    (812.9)                  (318.2)
March 2013
(1,054.0)                    (780.8)                  (273.2)
Year to date
(2,185.1)                 (1,593.7)                   (591.4)
- Operating costs
June 2013
(1,155.3)
(837.9)
(317.4)
March 2013
(1,051.8)                    (761.3)                   (290.5)
Year to date
(2,207.1)                 (1,599.2)                   (607.9)
- Gold inventory change
June 2013
24.2
25.0
(0.8)
March 2013
(2.2)                     (19.5)                        17.3
Year to date
22.0                          5.5
16.5
Operating profit
June 2013
929.0
521.4
407.6
March 2013
1,058.6                       698.8                      359.8
Year to date
1,987.6                     1,220.2                     767.4
Amortisation of mining assets
June 2013
(602.8)
March 2013
(563.6)
Year to date (1,166.4)
Net operating profit
June 2013
326.2
March 2013
495.0
Year to date 821.2
Other expenses
June 2013
(0.6)
March 2013 (20.7)
Year to date (21.3)
Profit before royalties and taxation
June 2013
325.6
March 2013 474.3
Year to date
799.9
Royalties, mining and income taxation
June 2013
(131.7)
March 2013 (180.9)
Year to date (312.6)
- Normal taxation
June 2013
-
March 2013 -
Year to date -
- Royalties
June 2013
(45.0)
March 2013 (51.1)
Year to date (96.1)
- Deferred taxation
June 2013
(86.7)
March 2013
(129.8)
Year to date (216.5)
Profit before non-recurring items
June 2013
193.9
March 2013 293.4
Year to date 487.3
Non-recurring items
June 2013
(7.2)
March 2013 (5.8)
Year to date (13.0)
Net profit
June 2013
186.7
March 2013 287.6
Year to date
474.3
Net profit excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
June 2013
182.5
March 2013 293.9
Year to date 476.4
Capital expenditure
June 2013
(439.6)
(319.4)
(120.2)
March 2013
(510.7)                   (422.4)                     (88.3)
Year to date
(950.3) (741.8) (208.5)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

| Gold Fields Results
All-in-costs
Gold Industry Standards Basis
Figures are in US dollar million unless otherwise stated
Total Group
Continuing Operations
South Africa
Region
West Africa Region
Ghana
South Deep
(4)
Total                            Tarkwa
Damang
Operating costs
(1)
June 2013
(397.0)
(84.9)
(150.0)
(116.2)
(33.8)
March 2013
(401.9)
(76.4)
(164.9)
(123.1)
(41.8)
Year
to
date
(798.9)
(161.3)
(314.9)                    (239.3)
(75.6)
Gold inventory change
June 2013
-
-
(11.9)                        (9.9)
(2.0)
March 2013
0.8
-
(3.8)                      (11.4)
7.6
Year
to
date
0.8
-
(15.7)                      (21.3)
5.6
Inventory write-off
June 2013
(58.9)
-
(58.9)                     (42.8)
(16.1)
March 2013
-
-
-                             -
-
Year
to
date
(58.9)
-
(58.9)                       (42.8)
(16.1)
Royalties
June 2013
(18.7)
(0.6)
(12.1)                        (9.8)
(2.3)
March 2013
(27.8)
(0.5)
(17.4)                      (13.9)
(3.5)
Year
to
date
(46.4)
(1.1)
(29.5)                      (23.7)
(5.8)
Realised gains/losses on commodity hedges
June 2013
-
-
-                              -
-
March 2013
0.1
-
-                              -
-
Year
to
date
0.1
-
-                              -
-
Community/social responsibility costs
June 2013
(3.0)
(0.2)
(1.0)                         (0.9)
(0.1)
March 2013
(2.8)
(0.2)
(1.5)                         (1.3)
(0.2)
Year
to
date
(5.7)
(0.3)
(2.5)                         (2.2)
(0.3)
Non-cash remuneration – share-based payments
June 2013
(12.4)
(1.2)
(2.1)                         (1.5)
(0.6)
March
2013
(13.2)
(1.3)
(2.2)                         (1.6)
(0.6)
Year
to
date
(25.6)
(2.5)
(4.3)                          (3.1)
(1.2)
By-product credits
June 2013
31.6
0.4
0.4                            0.4
-
March 2013
52.8
0.2
-                              -
-
Year
to
date
84.4
0.5
0.4                            0.4
-
Rehabilitation amortisation and inflation
June 2013
(2.4)
(0.2)
(0.8)                         (0.8)
-
March 2013
(2.5)
(0.1)
(0.9)                         (0.9)
-
Year
to
date
(4.9)
(0.3)
(1.7)                         (1.7)
-
Sustaining capital expenditure
June 2013
(152.9)
(34.5)
(56.4)                        (40.0)
(16.4)
March
2013
(206.9)
(36.6)
(99.2)                        (84.0)
(15.2)
Year
to
date
(359.8)
(71.0)
(155.6)                      (124.0)
(31.6)
All-in sustaining costs
(2)
June
2013
(613.6)
(121.2)
(292.8)                      (221.5)
(71.3)
March 2013
(601.3)
(114.8)
(289.9)                      (236.2)
(53.7)
Year to date
(1,214.9)
(236.0)
(582.7)                      (457.7)
(125.0)
All-in sustaining costs
June 2013
1,416
1,558
1,712                          1,592
2,241
– US$/oz
March 2013
1,303
1,823
1,358                         1,389
1,240
Year to date
1,358
1,676
1,516                         1,480
1,664
All-in sustaining costs
June 2013
428,392
471,288
518,028                      481,507
677,891
– R/kg
March 2013
372,509
520,938
388,272                       396,879
354,462
Year
to
date
399,460
493,119
445,931                       435,362
489,459
Exploration, feasibility and evaluation costs
June 2013
(35.9)
-
-                               -
-
March 2013
(43.7)
-
-                               -
-
Year to date
(79.6)
-
-                               -
-
Non sustaining capital expenditure
June 2013
(31.7)
(26.2)
-                               -
-
March
2013
(35.7)
(25.4)
-                               -
-
Year to date
(67.4)
(51.6)
-                               -
-
Total all-in cost
(3)
June
2013
(681.2)
(147.4)
(292.8)                      (221.5)
(71.3)
March 2013
(680.8)
(140.2)
(289.9)                     (236.2)
(53.7)
Year to date
(1,362.0)
(287.6)
(582.7)                     (457.7)
(125.0)
Total all-in cost
June 2013
1,572
1,894
1,712                       1,592
2,241
– US$/oz
March 2013
1,476
2,225
1,358                       1,389
1,240
Year to date
1,522
2,042
1,516                       1,480
1,664
Total all-in cost
June 2013
475,577
573,110
518,028                    481,507
677,891
– R/kg
March 2013
421,735
636,045
388,272                    396,879
354,462
Year
to
date
447,809
600,835
445,931                     435,362
489,459
Gold only ounces sold
June 2013
433.3
77.8
171.0                        139.2
31.8
– (000 ounces)
March 2013
461.4
63.0
213.4                         170.1
43.3
Year
to
date
894.7
140.8
384.4                         309.3
75.1
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3
Total All-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.
(4)
At South Deep R1.3 billion per annum (R325 million per quarter) of capital expenditure is deemed to be sustaining capital expenditure and the balance is non sustaining capital expenditure.

Gold Fields Results |

All-in-costs
Gold Industry Standards Basis
Figures are in US dollar million unless otherwise stated
South America
Region
Australasia Region
GIP and
Corporate
Peru
Australia
Cerro Corona
Total                             St Ives
Agnew
Operating costs
(1)
June 2013
(39.1)
(122.9)
(89.2)                    (33.7)
-
March 2013
(42.3)
(118.3)
(85.6)                    (32.7)
-
Year
to
date
(81.4)
(241.2)
(174.8)
(66.4)
Gold inventory change
June 2013
9.2
2.7
2.8                        (0.1)
-
March 2013
4.8
(0.2)
(2.2)                          1.9
-
Year
to
date
14.0
2.4
0.6
1.8
-
Inventory write-off
June 2013
-
-
-
-
-
March 2013
-
-
-                              -
-
Year
to
date
-
-
-                             -
-
Royalties
June 2013
(1.3)
(4.8)
(3.3)                        (1.5)
-
March 2013
(4.1)
(5.7)
(4.2)                        (1.6)
-
Year
to
date
(5.4)
(10.5)
(7.5)
(3.0)
-
Realised gains/losses on commodity hedges
June 2013
-
-
-
-
-
March 2013
-
0.1
0.1                               -
-
Year
to
date
-
0.1
0.1                               -
-
Community/social responsibility costs
June 2013
(1.8)
-
-
-
-
March 2013
(1.1)
-
-                              -
-
Year
to
date
(2.9)
-
-
-
-
Non-cash remuneration – share-based payments
June 2013
(1.3)
(1.6)
(1.1)                        (0.5)
(6.2)
March
2013
(1.4)
(1.7)
(1.1)                        (0.5)
(6.7)
Year
to
date
(2.7)
(3.3)
(2.2)                       (1.0)
(12.9)
By-product credits
June 2013
30.4
0.4
0.2                          0.2
-
March 2013
52.3
0.3
0.2                          0.1
-
Year
to
date
82.7
0.7
0.4
0.3
-
Rehabilitation amortisation and inflation
June 2013
(0.4)
(1.0)
(0.8)                        (0.2)
-
March 2013
(0.4)
(1.1)
(0.9)                        (0.2)
-
Year
to
date
(0.8)
(2.1)
(1.7)
(0.4)
-
Sustaining capital expenditure
June 2013
(15.6)
(46.5)
(33.6)                    (12.9)
-
March
2013
(13.7)
(57.4)
(47.5)                      (9.9)
-
Year
to
date
(29.3)
(103.9)
(81.1)                    (22.8)
-
All-in sustaining costs
(2)
June
2013
(19.8)
(173.6)
(124.9)                     (48.7)
(6.2)
March 2013
(5.9)
(184.0)
(141.3)                      (42.9)
(6.7)
Year to date
(25.7)
(357.7)
(266.2)
(91.6)
(12.9)
All-in sustaining costs
June 2013
587
1,151
1,278                         918
-
– US$/oz
March 2013
150
1,263
1,385                          981
-
Year to date
352
1,206
1,332                          946
-
All-in sustaining costs
June 2013
177,552
348,249
386,577                   277,589
-
– R/kg
March 2013
42,908
361,018
395,831                   280,415
-
Year
to
date
103,477
354,817
391,984                    278,365
-
Exploration, feasibility and evaluation costs
June 2013
-
-
-                              -
(35.9)
March 2013
-
-
-                              -
(43.7)
Year to date
-
-
-
-
(79.6)
Non sustaining capital expenditure
June 2013
-
-
-
-
(5.5)
March
2013
-
-
-
-
(10.3)
Year to date
-
-
-
-
(15.8)
Total all-in cost
(3)
June
2013
(19.8)
(173.6)
(124.9)                      (48.7)
(47.6)
March 2013
(5.9)
(184.1)
(141.3)                     (42.9)
(60.7)
Year to date
(25.7)
(357.8)
(266.2)                     (91.6)
(108.3)
Total all-in cost
June 2013
587
1,151
1,278                         918
-
– US$/oz
March 2013
150
1,263
1,385                         981
-
Year to date
352
1,206
1,332                         946
-
Total all-in cost
June 2013
177,552
348,249
386,577                   277,589
-
– R/kg
March 2013
42,908
361,018
395,831                   280,415
-
Year
to
date
103,477
354,817
391,984                   278,365
-
Gold only ounces sold
June 2013
33.7
150.8
97.8                        53.0
-
– (000 ounces)
March 2013
39.3
145.7
102.0                         43.7
-
Year
to
date
73.0
296.5
199.8
96.7
-

| Gold Fields Results
Capital expenditure
Figures are in US dollar millions unless otherwise stated
Total
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total                Tarkwa
Damang
Cerro
Corona
Total              St Ives             Agnew
Sustaining
June 2013
(110.2)
-
(56.4)
(40.0)
(16.4)
(15.6)
(38.2)
(26.1)           (12.1)
-
capital
March 2013
(164.5)
-
(99.2)
(84.0)
(15.2)
(13.7)
(51.5)
(42.5)             (9.0)
(0.1)
Year
to
date
(274.7)
-
(155.6)
(124.0)
(31.6)
(29.3)
(89.7)          (68.7)           (21.1)
(0.1)
Project capital
#
June 2013
(66.2)
(60.7)
-
-
-
-
-                    -                  -
(5.5)
March 2013
(72.1)
(61.9)
-
-
-
-
-
-                  -
(10.2)
Year
to
date
(138.3)
(122.6)
-
-
-
-
-                    -                  -
(15.7)
Brownfields
June 2013
(8.2)
-
-
-
-
-
(8.2)               (7.4)           (0.8)
-
exploration
March 2013
(5.9)
-
-
-
-
-
(5.9)
(5.0)             (0.9)
-
Year
to
date
(14.1)
-
-
-
-
-
(14.1)            (12.4)            (1.7)
-
Total capital
June 2013
(184.6)
(60.7)
(56.4)
(40.0)
(16.4)
(15.6)
(46.5)             (33.6)          (12.9)
(5.5)
expenditure
March 2013
(242.5)
(61.9)
(99.2)
(84.0)
(15.2)
(13.7)
(57.4)
(47.5)             (9.9)
(10.3)
Year
to
date
(427.1)
(122.6)
(155.6)
(124.0)
(31.6)
(29.3)
(103.9)
(81.1)           (22.8)
(15.8)
#
Project capital expenditure under Corporate in the June quarter included US$2 million (R21 million) at the Arctic Platinum project (APP), US$3 million (R25 million) at Chucapaca being our 51 per cent share in this project and US$1 million (R7 million) at Salares Norte and general corporate capital expenditure. This compared with expenditure during the March quarter of US$5 million (R47 million) at APP, US$2 million (R18 million) at Chucapaca, being our 51 per cent share in this project and US$3 million (R26 million) at Salares Norte, together with general corporate capital expenditure. The table above only includes Gold Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of US$185 million (R1,751 million) for the June quarter compared with US$187 million (R1,776 million) as reported in the Statement of cash flows.

Notional cash expenditure
##
Figures are in US dollar millions unless otherwise stated
Total Group
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
South
Deep
Total              Tarkwa
Damang
Cerro
Corona
Total             St Ives             Agnew
Operating costs
June 2013
(397.0)
(84.9)
(150.0)
(116.2)
(33.8)
(39.1)
(122.9)
(89.2)           (33.7)
-
– US$’m
March 2013
(401.9)
(76.4)
(164.9)
(123.1)
(41.8)
(42.3)
(118.3)
(85.6)           (32.7)
-
Year
to
date
(798.9)
(161.3)
(314.9)
(239.3)
(75.6)
(81.4)
(241.2)
(174.8)
(66.4)
-
Capital
June 2013
(184.6)
(60.7)
(56.4)
(40.0)
(16.4)
(15.6)
(46.5)            (33.6)            (12.9)
(5.5)
expenditure
March 2013
(242.5)
(61.9)
(99.2)
(84.0)
(15.2)
(13.7)
(57.4)
(47.5)              (9.9)
(10.3)
– US$’m
Year to date
(427.1)
(122.6)
(155.6)
(124.0)
(31.6)
(29.3)
(103.9)
(81.1)
(22.8)
(15.8)
Notional cash
June 2013
1,239
1,871
1,207
1,123
1,576
781
1,123              1,256              879
-
expenditure
March 2013
1,291
2,195
1,237
1,217
1,317
728
1,206
 1,305              974
-
– US$/oz
Year to date
1,266
2,017
1,224
1,175
1,426
754
1,164              1,281              922
Notional cash
June 2013
374,704
566,194
365,160
339,654
476,679
236,356
339,825           379,950       265,898
-
Expenditure
March 2013
369,050
627,514
353,683
347,912
376,335
208,072
344,694            372,936      278,734
-
– R/kg
Year to date
372,355
593,240
360,065
345,613
419,565
221,699
342,340            376,730      271,319
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Gold Fields Results |

Underground and surface
US dollar and metric units
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
South
Deep
Total                 Tarkwa
Damang
Cerro
Corona
Total           St Ives             Agnew
Ore milled/treated (000 tonnes)
- underground
June 2013
1,320
626
-
-
-
-
694
531
163
March 2013
1,154
489
-
-
-
-
665
499
166
Year to date
2,474
1,115
-
-
-
-
1,359               1,030
329
- surface
June 2013
7,474
14
5,272
4,353
919
1,591
597                  542
55
March 2013
8,381
31
5,978
5,018
960
1,624
748                  734
14
Year to date
15,855
45
11,250
9,371
1,879
3,215
1,345               1,276
69
- total
June 2013
8,794
640
5,272
4,353
919
1,591
1,291               1,073
218
March 2013
9,535
520
5,978
5,018
960
1,624
1,413               1,233
180
Year to date
18,329
1,160
11,250
9,371
1,879
3,215
2,704               2,306
398
Yield (grams per tonne)
- underground
June 2013
4.7
4.8
-
-
-
-
5.6                  4.3
9.8
March 2013
4.8
4.8
-
-
-
-
5.5                  4.6
8.1
Year to date
4.8
4.8
-
-
-
-
5.5                  4.4
8.9
- surface
June 2013
1.1
0.6
1.0
1.0
1.1
1.4
1.4                  1.4
1.1
March 2013
1.2
0.5
1.1
1.1
1.4
1.5
1.2                  1.2
0.9
Year to date
1.2
0.5
1.1
1.0
1.2
1.4
1.3                  1.3
1.0
- combined
June 2013
1.7
3.8
1.0
1.0
1.1
1.4
3.6                  2.8
7.6
March 2013
1.6
3.8
1.1
1.1
1.4
1.5
3.2                  2.6
7.6
Year to date
1.6
3.8
1.1
1.0
1.2
1.4
3.4                  2.7
7.6
Gold produced (000 ounces)
- underground
June 2013
201.5
77.5
-
-
-
-
123.9
72.8
51.2
March 2013
179.3
62.5
-
-
-
-
116.8
73.5
43.3
Year to date
380.8
140.0
-
-
-
-
240.7               146.3
94.5
- surface
June 2013
268.0
0.3
171.0
139.2
31.8
70.0
26.8                 25.0
1.9
March 2013
319.7
0.5
213.4
170.1
43.3
76.9
28.9                 28.6
0.4
Year to date
587.8
0.7
384.4
309.3
75.1
146.8
55.8                 53.5
2.2
- total
June 2013
469.5
77.8
171.0
139.2
31.8
70.0
150.8                 97.7
53.0
March 2013
499.0
63.0
213.4
170.1
43.3
76.9
145.7               102.0
43.7
Year to date
968.6
140.8
384.4
309.3
75.1
146.8
296.5               199.8
96.7
Operating costs (Dollar per tonne)
- underground
June 2013
139
135
-
-
-
-
142                 125
200
March 2013
146
156
-
-
-
-
139                 120
194
Year to date
142
144
-
-
-
-
141                 123
197
- surface
June 2013
29
25
29
27
37
25
40                   42
22
March 2013
28
12
28
25
44
26
35                   35
31
Year to date
28
10
28
26
40
25
37                   38
24
- total
June 2013
45
132
29
27
37
25
95                    83
155
March 2013
42
147
28
25
44
26
84
69
182
Year to date
44
139
28
26
40
25
89
76
167
#
June quarter includes 127,000 tonnes (March quarter included 84,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Corporate Secretary
Taryn Harmse
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: taryn.harmse@goldfields.co.za
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor Enquiries
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus
network extras, lines are open 8.30am – 5pm
Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax:+44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Forward looking statements
Certain statements in this document constitute
“forward looking statements” within the meaning of
Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of
1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results,
performance or achievements expressed or implied
by such forward looking statements. Such risks,
uncertainties and other important factors include
among others: economic, business and political
conditions in South Africa, Ghana, Australia, Peru
and elsewhere; the ability to achieve anticipated
efficiencies and other cost savings in connection
with past and future acquisitions, exploration and
development activities; decreases in the market
price of gold and/or copper; hazards associated
with underground and surface gold mining; labour
disruptions; availability, terms and deployment of
capital or credit; changes in government
regulations, particularly environmental regulations
and new legislation affecting mining and mineral
rights; changes in exchange rates, currency
devaluations, inflation and other macro-economic
factors; industrial action; temporary stoppages of
mines for safety and unplanned maintenance
reasons; and the impact of the AIDS crisis in South
Africa. These forward looking statements speak
only as of the date of this document.
The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or
circumstances after the date of this document or to
reflect the occurrence of unanticipated events.
Website
www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors
CA Carolus (Chair) ° K Ansah
#
A R Hill ° G M Wilson ° N J Holland * (Chief Executive Officer) R P Menell °
D N Murray ° P A Schmidt (Chief Financial Officer) D M J Ncube °
* British
#
Ghanaian Canadian
° Independent Director
Non-independent Director

Administration and corporate information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 22 August 2013
By:              /s/ Nicholas J. Holland

Name:       Nicholas J. Holland
Title:           Chief Executive Officer